Filed Pursuant to Rule 424(b)(3)
Registration No. 333-223724

$500,000,000 2.625% Senior Notes due 2023

$500,000,000 3.250% Senior Notes due 2028

Moody’s Corporation

OFFER TO EXCHANGE

New 2.625% Senior Notes due 2023 and 3.250% Senior Notes due 2028, which have been registered under the Securities Act of 1933, as amended, for any and all outstanding 2.625% Senior Notes due 2023 and 3.250% Senior Notes due 2028 issued on June 12, 2017.

The Exchange Offer will expire at 5 p.m., New York City time,

on April 13, 2018, unless extended.

We are offering to exchange Moody Corporation’s 2.625% Senior Notes due 2023 (CUSIP No. 615369 AK1 the “New 2023 Notes”) and 3.250% Senior Notes due 2028 (CUSIP No. 615369 AM7) (the “New 2028 Notes” and together with the New 2023 Notes, the “New Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of Moody Corporation’s 2.625% Senior Notes due 2023 (CUSIP No. 615369 AJ4 / U55378 AA8) and 3.250% Senior Notes due 2028 (CUSIP No. 615369 AL9 /U55378 AB6) issued on June 12, 2017 (the “Outstanding Notes”).

On June 12, 2017, we issued $500,000,000 aggregate principal amount of 2.625% Senior Notes due 2023 and $500,000,000 aggregate principal amount of 3.250% Senior Notes due 2028 in a private transaction in reliance on Rule 144A and Regulation S under the Securities Act.

The New Notes and the Outstanding Notes will form a single series of debt securities and will be issued under the indenture, dated August 19, 2010 (the “Indenture”). In this prospectus, we use the term “Notes” to refer collectively to the New Notes and the Outstanding Notes and we use the term “exchange offer” to refer to our offer to exchange New Notes for the Outstanding Notes.

The New Notes:

•	The terms of the New Notes to be issued in the exchange offer are substantially identical to the terms of the Outstanding Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the Outstanding Notes will not apply to the New Notes.

•	We are offering the New Notes pursuant to a registration rights agreement that we entered into in connection with the issuance of the Outstanding Notes.

•	The New Notes will bear interest at the rate of 2.625% and 3.250% per annum, payable semi-annually, in cash in arrears, on January 15 and July 15 of each year.

•	The Notes will be our senior unsecured obligations, will rank equally with all of our other unsecured and unsubordinated indebtedness and will not be convertible.

Material Terms of the Exchange Offer:

•	The exchange offer expires at 5 p.m., New York City time, on April 13, 2018 unless extended.

•	Upon expiration of the exchange offer, all Outstanding Notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of the New Notes.

•	You may withdraw tendered Outstanding Notes at any time prior to the expiration of the exchange offer.

•	The exchange offer is not subject to any minimum tender condition, but is subject to customary conditions.

•	The exchange of the New Notes for Outstanding Notes will not be a taxable exchange for U.S. federal income tax purposes.

•	Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of such New Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Outstanding Notes where such New Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in any such resale. See “Plan of Distribution.”

•	There is no existing public market for the Outstanding Notes or the New Notes. We do not intend to list the New Notes on any securities exchange or quotation system.

Investing in the New Notes involves risks. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated March 29, 2018

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any securities other than those to which this prospectus relates, and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this prospectus is current only as of its date.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of Outstanding Notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

We have filed with the SEC a registration statement on Form S-4 with respect to the New Notes. This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement, including its exhibits and schedules. For further information about us and the New Notes described in this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including the exhibits and schedules, is available at the SEC’s website at www.sec.gov.

You may also obtain this information without charge by writing or telephoning us at the following address and telephone number:

7 World Trade Center,

250 Greenwich Street

New York, New York 10007

Phone: (212) 553-0300

In order to ensure timely delivery, you must request the information no later than April 6, 2018, which is five business days before the expiration of the exchange offer.

i

INCORPORATION BY REFERENCE

In this prospectus, we “incorporate by reference” certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus. If any statement or information in this prospectus or any document incorporated by reference is inconsistent with a statement or information in another document having a later date, the statement or information in the document having the later date modifies or supersedes the earlier statement or information. Any statement or information so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference into this prospectus the documents listed below and all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the completion of the offering of all securities covered by this prospectus (other than any portion of the respective filings that are furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K (including exhibits related thereto furnished pursuant to Item 9.01 of a Current Report on Form 8-K) or other applicable SEC rules, rather than filed):

•	our Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 27, 2018;

•	portions of our Definitive Proxy Statement on Schedule 14A filed on March 14, 2018, to the extent specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 27, 2018;

•	our Current Reports on Form 8-K filed on January 29, 2018 and February 16, 2018; and

•	the audited consolidated financial statements of Yellow Maple I B.V. as of and for the years ended December 31, 2015 and December 31, 2016 filed as Exhibit 99.1 to our Current Report on Form 8-K/A filed on October 26, 2017.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC, and we have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement, including its exhibits and schedules. For further information about us and the securities described in this prospectus, you should refer to the registration statement, its exhibits and schedules and our reports, proxies, information statements and other information filed with the SEC. You may read and copy these materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at www.sec.gov, from which you can electronically access these materials.

ABOUT THIS PROSPECTUS

In this prospectus, except as otherwise indicated or as the context otherwise requires, the words “Moody’s” refer to Moody’s Corporation. on an unconsolidated basis and the words “Moody’s,” “we,” “us,” “our,” the “Company” and “ours” refer to Moody’s Corporation and its consolidated subsidiaries.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and the documents incorporated by reference herein are forward-looking statements and are based on future expectations, plans and prospects for our business and operations that involve a number of risks and uncertainties. Such statements involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements. Those statements appear at various places throughout this prospectus and the documents incorporated by reference herein, including in the sections containing the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “will,” “predict,” “potential,” “continue,” “strategy,” “aspire,” “target,” “forecast,” “project,” “estimate,” “should,” “could,” “may” and similar expressions or words and variations thereof relating to our views on future events, trends and contingencies. Investors are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements and other information speak only as of the date on the front cover of the applicable document, and we undertake no obligation (nor do we intend) to publicly supplement, update or revise such statements on a going-forward basis, whether as a result of subsequent developments, changed expectations or otherwise. We are identifying examples of factors, risks and uncertainties that could cause actual results to differ, perhaps materially, from those indicated by these forward-looking statements. Those factors, risks and uncertainties include, but are not limited to:

•	world-wide credit market disruptions or an economic slowdown, which could affect the volume of debt and other securities issued in domestic and/or global capital markets;

•	other matters that could affect the volume of debt and other securities issued in domestic and/or global capital markets, including regulation, credit quality concerns, changes in interest rates and other volatility in the financial markets such as that due to the U.K.’s referendum vote whereby the U.K. citizens voted to withdraw from the EU;

•	the level of merger and acquisition activity in the U.S. and abroad;

•	the uncertain effectiveness and possible collateral consequences of U.S. and foreign government actions affecting world-wide credit markets, international trade and economic policy;

•	concerns in the marketplace affecting our credibility or otherwise affecting market perceptions of the integrity or utility of independent credit agency ratings;

•	the introduction of competing products or technologies by other companies;

•	pricing pressure from competitors and/or customers;

•	the level of success of new product development and global expansion;

•	the impact of regulation as a nationally recognized statistical rating organization, or an NRSRO, the potential for new U.S., state and local legislation and regulations, including provisions in the Dodd Frank Wall Street Reform and Consumer Protection Act, (the “Financial Reform Act”), and regulations resulting from the Financial Reform Act;

•	the potential for increased competition and regulation in the EU and other foreign jurisdictions;

•	exposure to litigation related to our rating opinions, as well as any other litigation, government and regulatory proceedings, investigations and inquires to which the Company may be subject from time to time;

•	provisions in the Financial Reform Act legislation modifying the pleading standards, and EU regulations modifying the liability standards, applicable to credit rating agencies in a manner adverse to credit rating agencies;

•	provisions of EU regulations imposing additional procedural and substantive requirements on the pricing of services and the expansion of supervisory remit to include non-EU ratings used for regulatory purposes;

•	the possible loss of key employees;

•	failures or malfunctions of our operations and infrastructure;

•	any vulnerabilities to cyber threats or other cybersecurity concerns;

•	the outcome of any review by controlling tax authorities of the Company’s global tax planning initiatives;

•	exposure to potential criminal sanctions or civil remedies if the Company fails to comply with foreign and U.S. laws and regulations that are applicable in the jurisdictions in which the Company operates, including sanctions laws, anti-corruption laws, and local laws prohibiting corrupt payments to government officials;

•	the impact of mergers, acquisitions or other business combinations and the ability of the Company to successfully integrate acquired businesses;

•	currency and foreign exchange volatility;

•	the level of future cash flows;

•	the levels of capital investments;

•	a decline in the demand for credit risk management tools by financial institutions;

•	risks relating to the integration of Bureau van Dijk Electronic Publishing B.V.’s (“Bureau van Dijk”) operations, products and employees into Moody’s and the possibility that anticipated synergies and other benefits of the proposed acquisition will not be realized in the amounts anticipated or will not be realized within the expected timeframe;

•	risks that the acquisition could have an adverse effect on the business of Bureau van Dijk or its prospects, including without limitation, on relationships with vendors, suppliers or customers;

•	claims made, from time to time, by vendors, suppliers or customers; and

•	changes in the European or global marketplaces that have an adverse effect on the business of Bureau van Dijk.

You should not put undue reliance on forward-looking statements. Such statements speak only as of the dates they were made and we disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements are further qualified by and should be read in conjunction with the risks and uncertainties described or referred to under the heading “Risk Factors” of this prospectus, as well as in our Annual Report on Form 10-K for the year ended December 31, 2017, and subsequent periodic filings with the SEC incorporated herein by reference.

SUMMARY

This summary highlights information contained in this prospectus. For a more complete understanding of our business, you should read this entire prospectus, particularly the discussion set forth under the heading “Risk Factors,” and our historical consolidated financial statements and the respective notes to those statements, as well as the documents incorporated herein by reference.

Moody’s is a provider of (i) credit ratings; (ii) credit, capital markets and economic research, data and analytical tools; (iii) software solutions that support financial risk management activities; (iv) quantitatively derived credit scores; (v) financial services training and certification services; (vi) offshore financial research and analytical services; and (vii) company information and business intelligence products. Moody’s reports in two reportable segments: MIS (“Moody’s Investors Service”) and MA (“Moody’s Analytics”).

MIS publishes credit ratings on a wide range of debt obligations and the entities that issue such obligations in markets worldwide, including various corporate and governmental obligations, structured finance securities and commercial paper programs. Ratings revenue is derived from the originators and issuers of such transactions who use MIS ratings to support the distributions of their debt issues to investors. MIS provides ratings in more than 120 countries. Ratings are disseminated via press releases to the public through a variety of print and electronic media, including the Internet and real-time information systems widely used by securities traders and investors. As of December 31, 2017, MIS had the following ratings relationships:

•	Approximately 4,700 rated non-financial corporate issuers;

•	Approximately 4,100 rated financial institutions issuers;

•	Approximately 18,000 rated public finance issuers (including sovereign, sub-sovereign and supranational issuers);

•	Approximately 11,000 rated structured finance transactions; and

•	Approximately 1,000 rated infrastructure and project finance issuers.

Additionally, MIS earns revenue from certain non-ratings-related operations, which primarily consist of financial instruments pricing services in the Asia-Pacific region as well as revenue from ICRA Limited—a leading provider of credit ratings and research in India—non-rating operations. The revenue from these operations is included in the MIS Other line of business (“LOB”) and is not material to the results of the MIS segment.

The MA segment develops a wide range of products and services that support financial analysis and risk management activities of institutional participants in global financial markets. Within its Research Data and Analytics (“RD&A”) business, MA distributes research and data developed by MIS as part of its ratings process, including in-depth research on major debt issuers, industry studies and commentary on topical credit-related events. The RD&A LOB also provides economic research and credit data and analytical tools such as quantitative credit risk scores as well as business intelligence and company information products. Within its Enterprise Risk Solutions business, MA provides software solutions as well as related risk management services. Within its Professional Services business it provides offshore research and analytical services and financial training and certification programs. MA customers present more than 10,500 institutions worldwide operating in over 155 countries. During 2017 Moody’s research website was accessed by over 252,000 individuals including 36,000 customer users.

Acquisition of Bureau van Dijk

On August 10, 2017, the Company and Moody’s Holdings NL B.V. (the “Buyer”) completed the previously announced acquisition of Yellow Maple I B.V., an indirect parent company of Bureau van Dijk Electronic Publishing B.V. by the purchase of all of the issued and outstanding securities of Yellow Maple I B.V., Yellow Maple Syrup I B.V. and Yellow Maple Syrup II B.V. (collectively, the “Target Companies”) pursuant to the Securities Purchase Agreement (the “SPA”), dated May 15, 2017, by and among the Company, the Buyer, the Target Companies, Yellow Maple Coöperatief U.A., Yellow Maple Holding Guernsey Limited, CCP IX LP No. 1, CCP IX LP No. 2, CCP IX Co-Investment LP, Broad Street Principal Investments LLC, HX Luxembourg I S.À. R.L. and the other sellers identified in the SPA. Bureau van Dijk aggregates, standardizes and distributes one of the world’s most extensive private company datasets, with coverage exceeding 220 million companies. Over 30 years, the company has built partnerships with more than 160 independent information providers, creating a platform that connects customers with data that addresses a wide range of business challenges. Bureau van Dijk’s solutions support the credit analysis, investment research, tax risk, transfer pricing, compliance and third-party due diligence needs of financial institutions, corporations, professional services firms and governmental authorities worldwide.

Corporate Information

Our principal executive offices are located at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007, and our telephone number is (212) 553-0300. Our internet address is www.moodys.com. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any investment decision with respect to the securities offered by this prospectus.

The Exchange Offer

A brief description of the material terms of the exchange offer follows. We are offering to exchange the New Notes for the Outstanding Notes. The terms of the New Notes offered in the exchange offer are substantially identical to the terms of the Outstanding Notes, except that the New Notes will be registered under the Securities Act and certain transfer restrictions, registration rights and additional interest provisions relating to the Outstanding Notes do not apply to the New Notes. For a more complete description, see “Description of the New Notes.”

Issuer	Moody’s Corporation

New Notes Offered	$500,000,000 aggregate principal amount of 2.625% Senior Notes due 2023; $500,000,000 aggregate principal amount of 3.250% Senior Notes due 2028.

Notes Outstanding under the Indenture	On June 12, 2017, we issued $500,000,000 aggregate principal amount of 2.625% Senior Notes due 2023 and $500,000,000 aggregate principal amount of 3.250% Senior Notes due 2028 pursuant to the Indenture in a private transaction in reliance on Rule 144A and Regulation S under the Securities Act.

The Exchange Offer	We are offering to issue registered New Notes in exchange for a like principal amount and like denomination of our Outstanding Notes. We are offering to issue these registered New Notes to satisfy our obligations under a registration rights agreement that we entered into with the initial purchasers of the Outstanding Notes when we sold the Outstanding Notes in a transaction that was exempt from the registration requirements of the Securities Act. You may tender your Outstanding Notes for exchange by following the procedures described in the section entitled “The Exchange Offer” elsewhere in this prospectus.

Tenders; Expiration Date; Withdrawal	The exchange offer will expire at April 13, 2018 (such time, the “expiration date”), which is 20 business days after the exchange offer is commenced, unless we extend it. If you decide to exchange your Outstanding Notes for New Notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the New Notes. You may withdraw any Outstanding Notes that you tender for exchange at any time prior to the expiration of the exchange offer. If we decide for any reason not to accept any Outstanding Notes you have tendered for exchange, those Outstanding Notes will be returned to you without cost promptly after the expiration or termination of the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer” for a more complete description of the tender and withdrawal provisions.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive. See “The Exchange Offer—Conditions to the Exchange Offer” for a description of the conditions. The exchange offer is not conditioned upon any minimum principal amount of Outstanding Notes being tendered for exchange.

U.S. Federal Income Tax Considerations	Your exchange of Outstanding Notes for New Notes to be issued in the exchange offer will not result in your realizing any gain or loss for U.S. federal income tax purposes. For additional information, see “Material U.S. Federal Income Tax Considerations.” You should consult your own tax advisor as to the tax consequences to you of the exchange offer, as well as tax consequences of the ownership and disposition of the New Notes.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange Agent	Wells Fargo Bank, National Association.

Consequences of Failure to Exchange Your Outstanding Notes	Outstanding Notes that are not tendered or that are tendered but not accepted will continue to be subject to the restrictions on transfer that are described in the legend on those notes. In general, you may offer or sell your Outstanding Notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. Except in limited circumstances with respect to specific types of holders of Outstanding Notes, we will have no further obligation to register the Outstanding Notes. If you do not participate in the exchange offer, the liquidity of your Outstanding Notes could be adversely affected. See “The Exchange Offer—Consequences of Failure to Exchange Outstanding Notes.”

Consequences of Exchanging Your Outstanding Notes

Based on interpretations of the staff of the SEC, we believe that you may offer for resale, resell or otherwise transfer the New Notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if you:

•  acquire the New Notes issued in the exchange offer in the ordinary course of your business;

•  are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the New Notes issued to you in the exchange offer; and

•  are not an “affiliate” of Moody’s as defined in Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any New Notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for or indemnify you against any liability you may incur.

Any broker-dealer that acquires New Notes in the exchange offer for its own account in exchange for Outstanding Notes which it acquired through market-making or other trading activities must acknowledge that it will deliver a prospectus when it resells or transfers any New Notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

Interest on Outstanding Notes Exchanged in the Exchange Offer	Holders of such New Notes as of the record date for the first interest payment date for the New Notes offered hereby following the consummation of the exchange offer, will receive interest accruing from January 15, 2018 or, if later, the most recent date to which interest has been paid on the Outstanding Notes.

The New Notes

A brief description of the material terms of the New Notes follows. For a more complete description, see “Description of the New Notes.”

Issuer	Moody’s Corporation. A Delaware corporation.

New Notes Offered	$500,000,000 aggregate principal amount of 2.625% Senior Notes due 2023; $500,000,000 aggregate principal amount of 3.250% Senior Notes due 2028.

Maturity Date	The New 2023 Notes will mature on January 15, 2023. The New 2028 Notes will mature on January 15, 2028.

Interest Payment Dates	Interest will accrue on the 2023 Notes at the rate of 2.625% per year. Interest on the 2023 Notes will be payable in cash semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2018. Interest on the 2023 Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the notes will accrue from June 12, 2017.

Ranking	The notes will be general unsecured obligations of ours and will rank equally with all of our existing and future unsubordinated obligations.

Holders of any of our existing or future secured indebtedness will have claims that are prior to your claims as holders of the notes, to the extent of the value of the assets securing such indebtedness, in the event of any bankruptcy, liquidation or similar proceeding.

As of December 31, 2017, we had approximately $4.1 billion of senior unsecured indebtedness outstanding ranking equally with the notes, and we had no secured indebtedness outstanding. In addition, we intend to incur additional senior unsecured indebtedness under the Term Loan (or bridge facility) in order to consummate the Acquisition.

As of December 31, 2017, we had no outstanding borrowings under our five-year senior, unsecured revolving facility.

The notes will be structurally subordinated to all existing and future obligations of our subsidiaries, including claims with respect to trade payables. As of December 31, 2017, our subsidiaries had no indebtedness, but they had approximately $1.7 billion of other liabilities outstanding (excluding intercompany liabilities).

Interest Rate	Interest will accrue on the New 2023 Notes at the rate of 2.625% per year. Interest will accrue on the New 2028 Notes at the rate of 3.250% per year.

Optional Redemption

We may redeem some or all of the notes at our option from time to time, prior to their maturity. If we elect to redeem the New 2023 Notes before December 15, 2022 (one month prior to their maturity) or the New 2028 Notes before October 15, 2027 (three months prior to their maturity), we will pay a redemption price equal to the greater of the principal amount of such notes and the make whole price described under “Description of Notes—Optional Redemption of the Notes,” plus, in each case any accrued and unpaid interest up to, but not including, the redemption date.

If we elect to redeem the New 2023 Notes or the New 2028 Notes on or after the applicable date set forth in the immediately preceding sentence, we will pay an amount equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest up to, but not including, the redemption date. See “Description of Notes—Optional Redemption of the Notes.”

Events of Default	For a discussion of events that will permit acceleration of the payment of the principal of and accrued interest on the Notes, see “Description of the New Notes—Events of Default and Remedies.”

No Established Trading Market	The New Notes are a new issue of securities with no established trading market. The New Notes will not be listed on any securities exchange or on any automated dealer quotation system. We cannot assure you that an active or liquid trading market for the New Notes will develop. If an active or liquid trading market for the New Notes does not develop, the market price and liquidity of the New Notes may be adversely affected.

The initial purchaser has advised us that it currently intends to make a market in the New Notes. However, it is not obligated to do so, and any market making with respect to the New Notes may be discontinued without notice.

Form and Denominations

The notes will be issued in the form of one or more fully registered global notes, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, or the Depositary, and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary.

Investors may elect to hold interests in the global notes through either the Depositary (in the United States), or Clearstream Banking Luxembourg S.A. or Euroclear Bank S.A./N.V. as operator of the Euroclear System (in Europe), if they are participants in those systems, or indirectly through organizations that are participants in those systems. The notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

Governing Law	The New Notes will be governed by and construed in accordance with the laws of the State of New York law.

Risk Factors	Investing in the New Notes involves substantial risks and uncertainties. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to purchase any notes.

RISK FACTORS

Investing in the New Notes involves various risks, including the risks described below and in the documents we incorporate by reference herein, including our Annual Report on Form 10-K for the year ended December 31, 2017. You should carefully consider these risks and the other information included and incorporated by reference in this prospectus before deciding to invest in the New Notes. Our financial condition, results of operations or cash flows could be materially adversely affected by any of these risks. In any such case, the trading price of the New Notes could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only risks and uncertainties that you may face.

Risks Relating to the Exchange Offer and the New Notes

You may be adversely affected if you fail to exchange Outstanding Notes

We will issue New Notes to you only if your Outstanding Notes are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the Outstanding Notes, and you should carefully follow the instructions on how to tender your Outstanding Notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the Outstanding Notes. If you are eligible to participate in the exchange offer and do not tender your Outstanding Notes or if we do not accept your Outstanding Notes because you did not tender your Outstanding Notes properly, then, after we consummate the exchange offer, you will continue to hold Outstanding Notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any special interest with respect to the Outstanding Notes. In addition:

•	if you tender your Outstanding Notes for the purpose of participating in a distribution of the New Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes; and

•	if you are a broker-dealer that receives New Notes for your own account in exchange for Outstanding Notes that you acquired as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those New Notes.

After the exchange offer is consummated, if you continue to hold any Outstanding Notes, you may have difficulty selling them because there will be fewer Outstanding Notes outstanding.

Our level of indebtedness could limit cash flow available for our operations and could adversely affect our ability to service our debt or obtain additional financing, if necessary.

As of December 31, 2017, we had approximately $4.1 billion of senior unsecured indebtedness outstanding. Our level of indebtedness could restrict our operations and make it more difficult for us to satisfy our obligations under the notes. For example, our level of indebtedness could, among other things:

•	limit our ability to obtain additional financing for working capital, capital expenditures and acquisitions or make such financing more costly;

•	require us to dedicate all or a substantial portion of our cash flow to service our debt, which will reduce funds available for other business purposes, such as capital expenditures, dividends or acquisitions;

•	limit our flexibility in planning for or reacting to changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors with less indebtedness;

•	render us more vulnerable to general adverse economic and industry conditions; and

•	make it more difficult for us to satisfy our financial obligations, including those relating to the notes.

In addition, the indenture governing the notes, our existing credit agreements and the terms of the agreements governing our other outstanding indebtedness contain or will contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our outstanding indebtedness and cause our debt to become immediately due and payable, including the notes.

We are a holding company. Our only material source of cash is and will be distributions from our subsidiaries, and the notes are effectively subordinated to all of the indebtedness and other liabilities of our subsidiaries.

We are a holding company and substantially all of our operations are conducted through direct and indirect subsidiaries. As a holding company, we own no significant assets other than our equity in our subsidiaries, and our ability to meet our debt service obligations, including payments on the notes, will be dependent on dividends and other distributions or payments from our subsidiaries. The ability of our subsidiaries to pay dividends or make distributions or other payments to us depends upon the availability of cash flow from operations, proceeds from the sale of assets and/or borrowings, and, in the case of non-wholly owned subsidiaries, our contractual arrangements with other equity holders.

As of December 31, 2017, our subsidiaries had no indebtedness, but they had approximately $1.7 billion of other liabilities outstanding (excluding intercompany liabilities). Our right to receive any assets of any of our subsidiaries upon liquidation or reorganization, and, as a result, the right of the holders of notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade and other creditors and preferred stockholders, if any (except as provided by the limitations on liens covenant).

Furthermore, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be effectively junior to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to indebtedness held by us.

The notes will be effectively junior to all of our existing and future secured indebtedness.

The notes will not be secured by any of our assets. As a result, the indebtedness represented by the notes will be effectively junior to any existing and future secured indebtedness we may incur to the extent of the value of the assets securing such indebtedness. The terms of the indenture will permit us to incur secured debt, subject to some limitations. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding up, liquidation or reorganization, or other bankruptcy proceeding, any secured creditors would have a claim to their collateral superior to that of the notes.

Our ability to service our debt and meet our cash requirements depends on many factors, some of which are beyond our control.

Our ability to satisfy our obligations will depend on our future operating performance and financial results, which will be subject, in part, to factors beyond our control, including interest rates and general economic, financial, regulatory and business conditions. If we are unable to generate sufficient cash flow to service our debt, we may be required to do one or more of the following:

•	refinance all or a portion of our debt, including the notes;

•	obtain additional financing;

•	sell some of our assets or operations;

•	reduce or delay capital expenditures and/or acquisitions; or

•	revise or delay our strategic plans.

If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that we would be able to take any of these actions, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt instruments.

Our failure to meet the terms of covenants in our existing debt agreements may result in an event of default.

Covenants in certain of our existing debt agreements include restrictions on our ability to, among other things, enter into transactions with affiliates, dispose of assets, incur or create liens and enter into sale and leaseback transactions. In addition, a covenant in certain of our existing debt agreements limits our ability to consolidate with or merge with any other corporation or convey, transfer or lease substantially all of our assets. Certain of our existing debt agreements also contain financial covenants that require us to maintain a ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization, or a Debt/EBITDA ratio, of not more than 4.0 to 1.0 at the end of any fiscal quarter. At December 31, 2017, our Debt/EBITDA ratio was 2.0 to 1.0. Events beyond our control can affect our ability to meet these covenants.

If we are unable to meet the terms of our financial covenants, or if we break any of these covenants, a default could occur under one or more of these debt agreements. A default, if not waived by our lenders, could result in the acceleration of our outstanding indebtedness and cause our debt to become immediately due and payable. If acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient funds to refinance our debt. Even if new financing is offered to us, it may not be on terms acceptable to us.

We may not be able to repurchase the notes upon a change of control.

Upon a change of control triggering event, as defined under the indenture governing the notes, we are required to offer to repurchase all of the notes then outstanding at a price equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued interest. In order to obtain sufficient funds to pay the purchase price of the outstanding notes, we expect that we would have to refinance the notes. We cannot assure you that we would be able to refinance the notes on reasonable terms, if at all. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the indenture governing the notes. Such an event of default may cause the acceleration of our other indebtedness. Our future indebtedness may also contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control triggering event under the indenture. Please see the section entitled “Description of Notes— Change of Control.”

We may choose to redeem the notes when prevailing interest rates are relatively low.

The notes are redeemable at our option, and we may choose to redeem some or all of the notes from time to time, especially when prevailing interest rates are lower than the rate borne by the notes. If prevailing rates are lower at the time of redemption, you would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed. Our redemption right also may adversely affect your ability to sell your notes as the optional redemption date or period approaches. See “Description of Notes—Optional Redemption of the Notes.”

Liquid trading markets for the notes may not develop.

There may be no trading markets for the notes. We cannot guarantee:

•	the liquidity of any market that may develop for the notes;

•	your ability to sell the notes; or

•	the price at which you might be able to sell the notes.

Liquidity of any market for the notes and future trading prices of the notes will depend on many factors, including:

•	ratings on our debt securities assigned by the credit rating agencies;

•	the market demand for securities similar to the notes and the interest of securities dealers in making a market for the notes;

•	the number of holders of the notes;

•	the prevailing interest rates being paid by other companies similar to us;

•	our financial condition, financial performance and future prospects;

•	the market price of our common stock;

•	the prospects for companies in our industry generally; and

•	the overall condition of the financial markets.

Historically, the market for investment grade debt has been subject to disruptions that have caused volatility in prices of securities similar to the notes. It is possible that the market for the notes will be subject to disruptions. Any disruptions may have a negative effect on holders, regardless of our prospects and financial performance.

There is no established trading market for the New Notes.

There is currently no established trading market for the New Notes, and the New Notes will not be listed on any exchange or quoted on any automated dealer quotation system. A liquid market may not develop for the New Notes, which may affect the ability of the holders of the New Notes to sell their notes or the prices at which such holders would be able to sell their notes. The liquidity of any market for the New Notes will depend on the number of holders of the New Notes, the interest of securities dealers in making a market in the New Notes and other factors. The liquidity of a trading market for the New Notes may be adversely affected by a general decline in the market for similar securities and is subject to disruptions that may cause volatility in prices. It is possible that the market for the New Notes, if any, will be subject to disruptions. Any such disruption may have a negative effect on investors in the New Notes, regardless of our financial condition, results of operations and prospects. In addition, if the New Notes are traded, they may trade at a discount from their initial offering price depending upon prevailing interest rates, the market for similar securities, general economic conditions, our performance and business prospects and other factors. If a trading market does not develop or is not maintained, you may experience difficulty in selling the New Notes or may be unable to sell them at all. The initial purchaser has also advised us that it currently intends to make a market in the New Notes after the consummation of this offering, as permitted by applicable laws and regulations. However, the initial purchaser is not obligated to do so, and any market-making with respect to the New Notes may be discontinued at any time without notice. See “Plan of Distribution.”

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the New Notes. In consideration for issuing the New Notes as contemplated by this prospectus, we will receive in exchange Outstanding Notes in like principal amount. We will cancel all Outstanding Notes exchanged for New Notes in the exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges(1)	8.5	4.1	9.9	10.6	10.3

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes and non-controlling interests plus fixed charges and amortization of capitalized interest expense, less capitalized interest. Fixed charges are the sum of interest on borrowings and one-third of rental expense, which represents our estimate of the interest component of rental expense. Additionally, fixed charges include interest expense (income), net related to unrecognized tax benefits and other tax-related liabilities. As of the date of this prospectus, we had no preferred stock outstanding.

MOODY’S CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

On August 10, 2017 (the “Acquisition Date”), the Buyer completed the acquisition of Yellow Maple I B.V., an indirect parent company of Bureau van Dijk, by the purchase of all of the issued and outstanding securities of the Target Companies pursuant to the SPA (“the Acquisition”) for a total purchase price of €3.015 billion ($3.542 billion), comprised of €2.292 billion ($2.692 billion) in cash and retirement of approximately €723 million ($850 million) of outstanding indebtedness of the Target Companies. Bureau van Dijk, is a provider of business intelligence and company information products. As used in the unaudited pro forma condensed combined statement of operations and the notes thereto, except where the context indicates otherwise, Bureau van Dijk refers to Yellow Maple I B.V.

The following unaudited pro forma condensed combined statement of operations is presented in accordance with the rules specified by Article 11 of Regulation S-X promulgated by the SEC and have been prepared using the acquisition method of accounting under U.S. GAAP. The unaudited pro forma condensed combined statement of operations is based on Moody’s historical consolidated financial statements and Bureau van Dijk’s historical consolidated financial statements as adjusted to give effect to the Company’s acquisition of Bureau van Dijk. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017 gives effect to the Acquisition as if it had occurred on January 1, 2016.

The historical statement of operations of Bureau van Dijk has been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The pro forma financial information reflects certain adjustments to Bureau van Dijk’s statement of operations to align with the Company’s accounting policies based on U.S. GAAP. In addition, Bureau van Dijk’s statement of operations has been translated from euros to U.S. dollars using historical exchange rates as discussed further in Note 2 to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined statement of operations has been presented for informational purposes only. The allocation of the purchase price used in the unaudited pro forma condensed combined financial information is based on the best estimate of management, but is subject to adjustment during the measurement period (up to one year from the Acquisition Date) to reflect new information obtained about facts and circumstances that existed as of the Acquisition Date. The unaudited pro forma condensed combined statement of operations is not necessarily indicative of Moody’s future operating results, and do not include the impact of any (i) future cost or revenue synergies; (ii) potential restructuring actions or (iii) potential non-recurring transaction-related costs.

The unaudited pro forma condensed combined statement of operations, including the related notes, is derived from, and should be read in conjunction with: (i) Moody’s audited consolidated financial statements available on Form 10-K for the year ended December 31, 2017 (ii) Unaudited Pro Forma Condensed Combined Financial Statements for the year ended December 31, 2016 and as of and for the six month period ended June 30, 2017 filed as Exhibit 99.2 to Moody’s Current Report on Form 8-K/A filed on October 26, 2017 and (iii) the accompanying notes to these unaudited pro forma condensed combined statement of operations. Certain financial information of Bureau van Dijk as presented in its statement of operations has been reclassified to conform to the historical presentation of the Company’s consolidated statement of operations for purposes of preparation of the unaudited pro forma condensed combined statement of operations. Refer to Note 5 of the unaudited pro forma condensed combined statement of operations for further information on these reclassifications.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

Twelve Months Ended December 31, 2017

(Amounts in millions, except per share data)

	Moody’s Historical	Bureau van Dijk Historical (US GAAP) 1/1/2017 - 8/10/2017	Pro Forma Adjustments (Note 4)	Notes		Pro Forma Combined
Revenue	$4,204.1	$176.5	$34.2	[a	]	$4,414.8
Expenses
Operating	1,222.8	63.6	—			1,286.4
Selling, general and administrative	991.4	35.2	—			1,026.6
Depreciation and amortization	158.3	33.0	8.7	[b	]	200.0
Acquisition-Related Expenses	22.5	13.1	(35.6)	[c	]	—

Total expenses	2,395.0	144.9	(26.9)			2,513.0

Operating income	1,809.1	31.6	61.1			1,901.8

Non-operating (expense) income, net
Interest expense, net	(188.4)	(147.4)	133.1	[d	]	(202.7)
Other non-operating (expense) income, net	(4.7)	20.3	(2.8)	[e	]	12.8
Purchase Price Hedge Gain	111.1	—	(111.1)	[f	]	—
CCXI Gain	59.7	—	—			59.7

Non-operating (expense) income, net	(22.3)	(127.1)	19.2			(130.2)

Income before provision for income taxes	1,786.8	(95.5)	80.3			1,771.6
Provision for income taxes	779.1	17.7	(43.9)	[g	]	752.9

Net income (loss)	1,007.7	(113.2)	124.2			1,018.7
Less: Net income attributable to noncontrolling interests	7.1	—	—			7.1

Net income (loss) attributable to Moody’s	$1,000.6	$(113.2)	$124.2			$1,011.6

Earnings per share
Basic	$5.24					$5.29

Diluted	$5.15					$5.21

Weighted average shares outstanding
Basic	191.1					191.1

Diluted	194.2					194.2

The accompanying notes are an integral part of this unaudited pro forma combined statement of operations.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(tabular dollar amounts in millions except exchange rate data)

NOTE 1. BASIS OF PRESENTATION

The unaudited pro forma combined statement of operations was derived from Moody’s audited consolidated statement of operations for the year ended December 31, 2017 and Bureau van Dijk’s unaudited condensed consolidated statement of operations from January 1, 2017 through the Acquisition date, and give effect to the Acquisition as if it occurred on January 1, 2016.

The pro forma adjustments to the unaudited pro forma condensed combined statements of operations are based upon available information and assumptions about events that are: (i) directly attributable to the Acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the operations of Moody’s.

Certain reclassifications have been made to Bureau van Dijk’s historical financial information to conform to Moody’s financial statement presentation. Such reclassifications had no effect on Bureau van Dijk’s previously reported financial results. Refer to Note 5 for further information on these reclassifications.

NOTE 2. FOREIGN CURRENCY TRANSLATION

The Bureau van Dijk historical financial information and pro forma adjustments have been translated from euro to U.S. dollars using historical exchanges rates. The average exchange rates applicable to Bureau van Dijk’s financial information up to August 10, 2017, the date of the acquisition, which is utilized in the unaudited pro forma condensed combined statement of operations is as follows:

Period Presented	Exchange rate	Euro/U.S. dollar
January 1, 2017 through August 10, 2017	Average spot rate	$1.1078 to €1

NOTE 3. IFRS TO U.S. GAAP ADJUSTMENTS

The following adjustments have been made to align the Bureau van Dijk IFRS financial information on a consistent basis with Moody’s U.S. GAAP accounting policies:

Capitalized Software Development Costs

An adjustment was recorded to operating expenses on Bureau van Dijk’s historical statement of operations to expense $9.7 million for the period ended August 10, 2017, relating to software development costs incurred by Bureau van Dijk which were capitalized under IFRS but should be expensed under U.S. GAAP. In addition, an adjustment was recorded to eliminate the amortization of those capitalized costs recorded within depreciation and amortization during that period in the amount of $7.8 million. These adjustments resulted in a net increase to total expenses of $1.9 million for the period ended August 10, 2017.

Revenue recognition

An adjustment of $3.0 million has been recorded to increase revenue for the period ended August 10, 2017, to conform with the Company’s U.S. GAAP revenue recognition policies, primarily with respect to the period of recognition, as well as the impact of foreign exchange.

Sales commissions

An adjustment of $0.2 million has been recorded to increase selling, general and administrative costs for the period ended August 10, 2017 related to sales commissions that were expensed under IFRS, but would have been capitalized and amortized under U.S. GAAP.

Pension and other retirement benefits

Adjustments were made to Bureau van Dijk’s pension expense to account for pension and other retirement plans in accordance with U.S. GAAP. Adjustments of $0.2 million was recorded to increase operating expenses for the period ended August 10, 2017.

Accrued and prepaid expenses

Adjustments of $1.2 million were recorded to increase operating expenses for the period ended August 10, 2017, to accrue certain costs in accordance with the Company’s U.S. GAAP accounting policies.

Income taxes

Adjustments are reflected to increase Bureau van Dijk’s provision for income taxes by $12.5 million for the period ended August 10, 2017 primarily to record a reserve for unrecognized tax benefits based on the Company’s assessment of uncertain tax positions at Bureau van Dijk based on the recognition and measurement principles under U.S. GAAP. An adjustment was also made to accrue a tax-related penalty of $0.9 million for the period ended August 10, 2017 within other non-operating (expense) income, net.

NOTE 4. PRO FORMA ADJUSTMENTS

The following pro forma adjustments were included in the unaudited pro forma condensed combined statement of operations:

(a)	Deferred Revenue

Net adjustment to increase revenue by $34.2 million associated with:

1.	adjustment to add back the $35.6 million reduction to reported revenue included in Moody’s historical statement of operations for the period from August 10, 2017 to December 31, 2017 related to the deferred revenue adjustment required as part of acquisition accounting; partially offset by

2.	the effects of an adjustment to decrease the deferred revenue obligation assumed in acquisition accounting as if the Acquisition occurred on January 1, 2016, which would decrease revenue by $1.4 million for the year ended December 31, 2017.

(b)	Intangible Assets

Adjustment reflects the amortization of the acquired identified intangible assets on the unaudited pro forma combined statements of operations based on the estimated fair value and useful lives of those intangible assets. The fair value of the identified intangible assets and the estimated useful lives were determined primarily using the income approach.

The following table summarizes the estimated fair values and estimated useful lives of Bureau van Dijk’s identifiable intangible assets and assumes a straight-line method of amortization:

			Amortization Expense
(amounts in millions)	Fair value	Weighted Avg. Useful Life	Year Ended December 31, 2017
Customer relationships	$969.5	23 years	$42.2
Product technology	250.9	12 years	$20.8
Trade name	79.8	18 years	$4.4
Database	12.5	10 years	$1.2

	$1,312.7		$68.6

Historical Bureau van Dijk amortization expense (including amount within Moody’s financial information)			(59.9)

Pro forma adjustments			$8.7

(c)	Acquisition-Related Costs

The Company incurred $22.5 million in non-recurring acquisition-related costs directly related to the Acquisition during the year ended December 31, 2017. In addition, Bureau van Dijk incurred $13.1 million in non-recurring acquisition-related costs directly related to the Acquisition during the period ended August 10, 2017.

(d)	Debt Financing

The Company partially funded the Acquisition through the issuance of $1.9 billion of debt (net of total debt discounts and debt issuance costs totaling $15.8 million) from the following sources:

(dollar amounts in millions)
Source	Wtd Avg Interest Rate	Face Value
2017 Private Placement Notes Due 2023	2.625%	$500.0
2017 Private Placement Notes Due 2028	3.250%	500.0
2017 Term Loan Facility Due 2020	2.522%	500.0
Commercial Paper (7 - 90 days)	1.501%	415.0

The net decrease to interest expense, net resulted from the following:

1.	elimination of interest expense on Bureau van Dijk’s outstanding debt and interest rate hedging-related obligations which were extinguished at the Acquisition Date (Bureau van Dijk’s debt-related hedging instruments are discussed in Pro Forma Note (e));

2.	elimination of fees related to the bridge financing facility Moody’s had in place prior to securing permanent financing for the Acquisition, which is included in Moody’s historical results for the year ended December 31, 2017. As this bridge facility was terminated and replaced by long-term financing prior to the Acquisition Date, fees relating to this facility will not have a continuing impact on Moody’s operations; and

3.	the addition of interest expense on new Moody’s debt to finance the Acquisition that is expected to have a continuing impact on the Company beyond twelve months.

Amounts relating to these adjustments to interest expense, net are summarized in the table below:

(amounts in millions)	Year Ended December 31, 2017
Elimination of interest expense and amortization of debt issuance costs — outstanding Bureau van Dijk debt	$(143.9)
Elimination of interest expense on Bureau van Dijk interest rate hedges	(3.6)
Elimination of debt issuance costs associated with Moody’s bridge financing	(5.7)
Addition of interest expense and amortization of debt discount and debt issuance costs on new Moody’s debt (1)	20.1

Total pro forma adjustments	$(133.1)

(1)	Pro forma adjustment excludes $23.5 million of interest expense for debt issued in 2017 to finance the Acquisition, which is recorded in Moody’s historical results for the year ended December 31, 2017.

A 1/8% change in the interest rate on the 2017 Term Loan Facility Due 2020 would result in an increase or decrease in the pro forma interest expense by $0.6 million for the year ended December 31, 2017.

(e)	Debt-Related Hedging Instruments

Adjustment to eliminate the $2.8 million gain for the period ended August 10, 2017 with respect to Bureau van Dijk’s existing interest rate hedges as it is not expected to have a continuing impact on Moody’s results of operations.

(f)	Purchase Price Hedge Gain

Adjustment to eliminate a $111.1 million gain on the FX collar and forward contracts entered into to hedge the euro denominated purchase price for Bureau van Dijk which will not have a continuing impact on Moody’s combined statements of operations.

(g)	Provision For Income Taxes

The above adjustments with respect to Bureau van Dijk’s financial statements have been tax effected using their effective tax rate of 23% or the prevailing statutory rate where a specific tax jurisdiction associated with adjustment was identifiable. The above adjustments with respect to Moody’s financial statements primarily reflect the estimated blended federal and state statutory tax rate of 38.5% for the year ended December 31, 2017. The weighted-average statutory tax rate is not necessarily indicative of the effective tax rate of the combined company. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities, repatriation decisions, cash needs, the geographical mix of income and changes in tax law.

NOTE 5. RECLASSIFICATION TO BUREAU VAN DIJK’S HISTORICAL STATEMENT OF OPERATIONS

Certain reclassifications have been made to Bureau van Dijk’s historical statement of operations to conform to Moody’s financial statement presentation.

The following tables present Bureau van Dijk’s statements of operations in the format presented under IFRS next to Moody’s format after reclassifications have been made to conform with the presentation under U.S. GAAP.

Burea van Dijk Historical U.S. GAAP before reclassifications (in millions)
Period ended August 10, 2017
Revenues	$176.5

Cost of information providers	31.3
Salaries and employee benefits	47.7
Depreciation	1.1
Amortization	31.9
Other operational expenses	32.9

Total expenses	144.9

Operating income	31.6

Finance income	25.6
Finance expenses	(152.7)

Net finance costs	(127.1)

Loss before tax	(95.5)

Income tax expense	17.7

Loss	$(113.2)

Burea van Dijk Historical U.S. GAAP after reclassifications (in millions)
Period ended August 10, 2017
Revenue	$176.5

Expenses
Operating	63.6
Selling, general and administrative	35.2
Depreciation and amortization	33.0
Acquisition-related expenses	13.1

Total expenses	144.9

Operating income	31.6

Non-operating (expense) income, net
Interest expense, net	(147.4)
Other non-operating income, net	20.3

Non-operating (expense) income, net	(127.1)

Loss before provision for income taxes	(95.5)
Provision for income taxes	17.7

Net loss	$(113.2)

THE EXCHANGE OFFER

General

When we sold the Outstanding Notes on June 12, 2017, Moody’s, as issuer, entered into a registration rights agreement (the “Registration Rights Agreement”) with J.P Morgan Securities LLC, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith, as representatives of the initial purchasers. Under the Registration Rights Agreement, Moody’s agreed:

•	to prepare and file the registration statement of which this prospectus forms a part, regarding the exchange of the New Notes which will be registered under the Securities Act for the Outstanding Notes;

•	to use our commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act;

•	to have such registration statement remain effective until 180 days after the last Exchange Date for use by one or more Participating Broker-Dealers;

•	to use our commercially reasonable efforts to commence and consummate the exchange offer on or prior to June 12, 2018;

•	to hold the exchange offer open for at least 20 business days; and

•	to complete the exchange offer no later than 365 business days after the commencement of the exchange offer.

For each Outstanding Note validly tendered pursuant to the exchange offer and not withdrawn by the holder thereof, the holder of such Outstanding Note will receive in exchange a New Note having a principal amount equal to that of the tendered Outstanding Note. Interest on each New Note will accrue from the last interest payment date on which interest was paid on the tendered Outstanding Note in exchange therefor or, if no interest has been paid on such Outstanding Note, from the date of the original issue of such Outstanding Note.

Shelf Registration

Under the Registration Rights Agreement, we also agreed to use our commercially reasonable efforts to file and to have become effective a Shelf Registration Statement relating to resales of the Outstanding Notes and to keep that shelf registration statement continuously effective until the Securities cease to be Registrable Securities (the “Shelf Registration Period”). We further agreed to supplement or amend the Shelf Registration Statement, the related Prospectus and any Free Writing Prospectus if required by the rules, regulations or instructions applicable to the registration form used by us for such Shelf Registration Statement or by the Securities Act or by any other rules or regulations thereunder or if reasonably requested by a Holder of Registrable Securities with respect to information relating to such Holder, and to use its reasonable best efforts to cause any such amendment to become effective, if required, and such Shelf Registration Statement, Prospectus or Free Writing Prospectus, as the case may be, to become usable as soon as thereafter practicable. We agreed to furnish to the Participating Holders copies of any such supplement or amendment promptly after its being used or filed with the SEC.

A holder of Outstanding Notes that sells notes under the Shelf Registration Statement generally will be required to make certain representations to us, to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder of Outstanding Notes (including certain indemnification obligations). Holders of Outstanding Notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under specified circumstances upon receipt of notice from us. Under applicable interpretations of the staff of the SEC, our affiliates will not be permitted to exchange their Outstanding Notes for registered notes in the exchange offer.

Special Interest on Outstanding Notes

If a Registration Default occurs with respect to a series of Registrable Securities, the interest rate on the Registrable Securities of such series will be increased by (i) 0.25% per annum for the first 90-day period beginning on the day immediately following such Registration Default and (ii) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case until and including the date such Registration Default ends, up to a maximum increase of 1.00% per annum. A Registration Default ends when the Securities of such series cease to be Registrable Securities or, if earlier, (1) in the case of a Registration Default when the Exchange Offer is not completed on or prior to the Target Registration Date, when the Exchange Offer for such series is completed, (2) in the case of a Registration Default where the Shelf Registration Statement if required has not become effective on or prior to the Target Registration Date, when the Shelf Registration Statement becomes effective or (3) in the case of a Registration Default where the Shelf Registration Statement ceases to be effective or the Prospectus contained therein ceases to be usable, and such failure exists for more than 30 days (whether or not consecutive) in any 12-month period or where on more than two occasions in any 12-month period during the Shelf Effectiveness Period, the Shelf Registration Statement ceases to be effective, or the Prospectus ceases to be usable, when the Shelf Registration Statement again becomes effective or the Prospectus again becomes usable. If at any time more than one Registration Default has occurred and is continuing, then, until the next date that there is no Registration Default, the increase in interest rate provided for by this paragraph shall apply as if there occurred a single Registration Default that begins on the date that the earliest such Registration Default occurred and ends on such next date that there is no Registration Default. Any amounts of special interest due will be payable in cash on the same original interest payment dates as interest on the Outstanding Notes is payable. The New Notes will be accepted for clearance through DTC.

This summary of the provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Terms of the Exchange Offer

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange Outstanding Notes that are properly tendered on or before the expiration date and are not withdrawn as permitted below. We have agreed to use all commercially reasonable efforts to keep the registration statement effective for at least 20 business days from the date notice of the exchange offer is mailed. The expiration date for the exchange offer is 5:00 p.m., New York City time, on April 13, 2018, or such later date and time to which we, in our sole discretion, extend the exchange offer.

The form and terms of the New Notes being issued in the exchange offer are the same as the form and terms of the Outstanding Notes, except that the New Notes being issued in the exchange offer:

•	will have been registered under the Securities Act;

•	will not bear the restrictive legends restricting their transfer under the Securities Act; and

•	will not contain the registration rights and special interest provisions contained in the Outstanding Notes.

We expressly reserve the right, in our sole discretion:

•	to extend the expiration date;

•	to delay accepting any Outstanding Notes;

•	to terminate the exchange offer and not accept any Outstanding Notes for exchange if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied; and

•	to amend the exchange offer in any manner.

We will give written notice of any extension, delay, non-acceptance, termination or amendment of the exchange offer as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During an extension, all Outstanding Notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any Outstanding Notes not accepted for exchange for any reason will be returned without cost to the holder that tendered them as promptly as practicable after the expiration or termination of the exchange offer.

Exchange Offer Procedures

When the holder of Outstanding Notes tenders and we accept Outstanding Notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of Outstanding Notes who wishes to tender Outstanding Notes for exchange must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to Wells Fargo Bank, National Association, the exchange agent, at the address set forth below under the heading “The Exchange Agent;” or

•	if Outstanding Notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent’s message to the exchange agent at the address set forth below under the heading “The Exchange Agent.”

In addition, either:

•	the exchange agent must receive the certificates for the Outstanding Notes and the letter of transmittal;

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the Outstanding Notes being tendered into the exchange agent’s account at DTC, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry transfer, referred to as a “book-entry confirmation,” which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

The method of delivery of the Outstanding Notes, the letter of transmittal and all other required documents is at the election and risk of the holder. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or Outstanding Notes should be sent directly to us.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Outstanding Notes surrendered for exchange are tendered:

•	by a holder of Outstanding Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

An “eligible institution” is an “eligible guarantor institution” (as defined in Rule 17Ad-15 of the Exchange Act) meeting the requirements of the registrar for the notes, which requirements include membership or participation in the Security Transfer Agent Medallion Program, or STAMP, or such other “signature guarantee program” as may be determined by the registrar for the notes in addition to, or in substitution for, STAMP, all in accordance with the Exchange Act.

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If Outstanding Notes are registered in the name of a person other than the signer of the letter of transmittal, the Outstanding Notes surrendered for exchange must be endorsed by the registered holder, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

We will determine all questions as to the validity, form, eligibility, including time of receipt, and acceptance of Outstanding Notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

•	reject any and all tenders of any Outstanding Note improperly tendered;

•	refuse to accept any Outstanding Note if, in our judgment or the judgment of our counsel, acceptance of the Outstanding Note may be deemed unlawful; and

•	waive any defects or irregularities or conditions of the exchange offer as to any particular Outstanding Note either before or after the expiration date, including the right to waive the ineligibility of any class of holder who seeks to tender Outstanding Notes in the exchange offer.

Our interpretation of the terms and conditions of the exchange offer as to any particular Outstanding Notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of Outstanding Notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of Outstanding Notes for exchange, nor will any such persons incur any liability for failure to give such notification.

If a person or persons other than the registered holder or holders of the Outstanding Notes tendered for exchange signs the letter of transmittal, the tendered Outstanding Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the Outstanding Notes.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal, any Outstanding Notes or any power of attorney, such persons should so indicate when signing, and you must submit proper evidence satisfactory to us of such person’s authority to so act unless we waive this requirement.

By tendering, each holder will represent to us that, among other things, the person acquiring New Notes in the exchange offer is obtaining them in the ordinary course of its business, whether or not such person is the holder, and that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the New Notes. If any holder or any such other person is an “affiliate,” as defined in Rule 405 under the Securities Act, of ours, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the New Notes, such holder or any such other person:

•	may not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives New Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Acceptance of Outstanding Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all of the conditions to the exchange offer, we intend to accept, promptly after the expiration date, all Outstanding Notes properly tendered and issue New Notes registered under the Securities Act. For purposes of the exchange offer, we will be deemed to have accepted properly tendered Outstanding Notes for exchange when, as and if we have given written notice to the exchange agent. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any Outstanding Notes for exchange.

For each Outstanding Note accepted for exchange, the holder will receive a New Note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered Outstanding Note. Accordingly, registered holders of New Notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from January 15, 2018 or, if later, the most recent date to which interest has been paid. Outstanding Notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Under the Registration Rights Agreement, we may be required to make additional payments in the form of special interest to the holders of the Outstanding Notes under circumstances relating to the timing of the exchange offer, as discussed above.

In all cases, we will issue New Notes in the exchange offer for Outstanding Notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such Outstanding Notes or a timely book-entry confirmation of such Outstanding Notes into the exchange agent’s account at DTC;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered Outstanding Notes, or if a holder submits Outstanding Notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged Outstanding Notes without cost to the tendering holder. In the case of Outstanding Notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged Outstanding Notes will be credited to an account maintained with DTC. We will return the Outstanding Notes or have them credited to DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfers

The exchange agent will make a request to establish an account at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s system must make book-entry delivery of Outstanding Notes denominated in dollars by causing DTC to transfer the Outstanding Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Such participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered Outstanding Notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from such participant that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Delivery of Outstanding Notes tendered in the exchange offer may be effected through book-entry transfer at DTC as applicable. However, the letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address set forth below under “—The Exchange Agent” on or prior to the expiration date; or

•	comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If a holder of Outstanding Notes desires to tender such Notes and the holder’s Outstanding Notes are not immediately available, or time will not permit such holder’s Outstanding Notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the Outstanding Notes through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form we have provided, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the Outstanding Notes being tendered and the amount of the Outstanding Notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that by 5:00 p.m., New York City time, on the third business day after the date of execution and delivery of the notice of guaranteed delivery (which execution and delivery must occur no later than the expiration date), the certificates for all physically tendered Outstanding Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the certificates for all physically tendered Outstanding Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal, by 5:00 p.m., New York City time, on the third business day after the date of execution and delivery of the notice of guaranteed delivery (which execution and delivery must occur no later than the expiration date).

Withdrawal Rights

You may withdraw tenders of your Outstanding Notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at the address set forth below under “—The Exchange Agent.” Any such notice of withdrawal must:

•	specify the name of the person having tendered the Outstanding Notes to be withdrawn;

•	identify the Outstanding Notes to be withdrawn, including the principal amount of such Outstanding Notes; and

•	where certificates for Outstanding Notes are transmitted, specify the name in which such Outstanding Notes are registered, if different from that of the withdrawing holder.

If certificates for Outstanding Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If Outstanding Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Outstanding Notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices and our determination will be final and binding on all parties. Any tendered Outstanding Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Outstanding Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder of those Outstanding Notes without cost to the holder. In the case of Outstanding Notes tendered by book-entry transfer into the exchange agent’s account at DTC, the Outstanding Notes withdrawn will be credited to an account maintained with DTC for the Outstanding Notes. The Outstanding Notes will be returned or credited to this account as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Outstanding Notes may be re-tendered by following one of the procedures described under “—Exchange Offer Procedures” at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

We are not required to accept for exchange, or to issue New Notes in the exchange offer for, any Outstanding Notes. We may terminate or amend the exchange offer at any time before the acceptance of Outstanding Notes for exchange if:

•	there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission that might materially impair our ability to proceed with the Exchange Offer; or

•	the Exchange Offer or the making of any exchange by a holder of Outstanding Notes would violate applicable law or any applicable interpretation of the SEC staff.

The preceding conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any such condition. We may waive the preceding conditions in whole or in part at any time and from time to time in our sole discretion. If we do so, the exchange offer will remain open for at least three business days following any waiver of the preceding conditions. Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which we may assert at any time and from time to time.

The Exchange Agent

Wells Fargo & Company has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery or the notice of withdrawal to the exchange agent addressed as follows:

To: Wells Fargo Bank, National Association (as “Exchange Agent”)

600 South Fourth Street

Minneapolis, MN 55402

Attention: Steve Smith

By Facsimile Transmission (for Eligible Institutions Only):

(612) 667-6282

Confirm by Telephone:

(800) 344-5128

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SHOWN ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses. We will pay the cash expenses to be incurred by us in connection with the exchange offer, including:

•	the SEC registration fee;

•	fees and expenses of the exchange agent and the trustee;

•	accounting and legal fees;

•	printing fees; and

•	other related fees and expenses.

Transfer Taxes

Holders who tender their Outstanding Notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, the New Notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the Outstanding Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Outstanding Notes in connection with the exchange offer, then the holder must pay any of these transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, these taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Outstanding Notes

Holders who desire to tender their Outstanding Notes in exchange for New Notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of Outstanding Notes for exchange.

Outstanding Notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the Indenture regarding the transfer and exchange of the Outstanding Notes and the existing restrictions on transfer set forth in the legend on the Outstanding Notes and in the offering circular dated June 1, 2017, relating to the Outstanding Notes. Except in limited circumstances with respect to specific types of holders of Outstanding Notes, we will have no further obligation to provide for the registration under the Securities Act of such Outstanding Notes. In general, Outstanding Notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the Outstanding Notes under the Securities Act or under any state securities laws.

Upon completion of the exchange offer, holders of the Outstanding Notes will not be entitled to any further registration rights under the Registration Rights Agreement, except under limited circumstances.

Holders of the New Notes and any Outstanding Notes that remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the Indenture.

Consequences of Exchanging Outstanding Notes

Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that the New Notes may be offered for resale, resold or otherwise transferred by holders of those New Notes, other than by any holder that is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act. The

New Notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the New Notes issued in the exchange offer are acquired in the ordinary course of the holder’s business; and

•	the holder, other than a broker-dealer, has no arrangement or understanding with any person to participate in the distribution of the New Notes issued in the exchange offer.

However, the SEC has not considered the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in such other circumstances.

Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:

•	it is not an affiliate of ours;

•	it is not engaged in, and does not intend to engage in, a distribution of the New Notes issued in the exchange offer and has no arrangement or understanding to participate in a distribution of New Notes issued in the exchange offer;

•	it is acquiring the New Notes issued in the exchange offer in the ordinary course of its business; and

•	it is not acting on behalf of a person who could not make the three preceding representations.

Each broker-dealer that receives New Notes for its own account in exchange for Outstanding Notes must acknowledge that:

•	such Outstanding Notes were acquired by such broker-dealer as a result of market-making or other trading activities; and

•	it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of New Notes issued in the exchange offer.

Furthermore, any broker-dealer that acquired any of its Outstanding Notes directly from us:

•	may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989), Morgan, Stanley & Co., Incorporated, SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1983); and

•	must also be named as a selling holder of the New Notes in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

In addition, to comply with state securities laws of certain jurisdictions, the New Notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the New Notes. We have agreed in the Registration Rights Agreement that, prior to any public offering of transfer restricted Notes, we will cooperate with the exchanging holders and their counsel in connection with the registration and qualification of the transfer restricted Notes under the securities or blue sky laws of such jurisdictions as the exchanging holders may request and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the transfer restricted Notes. We are not required to register or qualify as a foreign corporation where we are not now so qualified or to take any action that would subject us to the service of process in suits or to taxation, in any jurisdiction where we are not now so subject.

DESCRIPTION OF NOTES

The Outstanding Notes were issued under an indenture dated as of August 19, 2010 between Moody’s Corporation and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the seventh supplemental indenture thereto dated as of June 12, 2017 between Moody’s Corporation and the Trustee (together, the “indenture”) in a private transaction that was not subject to the registration requirements of the Securities Act.

In this Description of Notes, the “Company,” “we,” “us,” “our” and similar words refer to Moody’s Corporation and not to any of its subsidiaries.

Because this section is a summary, it does not describe every aspect of the New Notes and the indenture. This summary is subject to, and qualified in its entirety by reference to, all the provisions of the notes and the indenture, including definitions of certain terms used therein. You may obtain copies of the notes and the indenture by requesting them from us or the Trustee.

General

The New Notes:

•	will be senior unsecured obligations of ours;

•	will rank equally with all of our other senior indebtedness from time to time outstanding;

•	will be structurally subordinated to all existing and future obligations of our subsidiaries, including claims with respect to trade payables;

•	will be effectively junior to any existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness;

•	will consist of the 2023 Notes, which will initially be limited to $500,000,000 aggregate principal amount, and the 2028 Notes, which will initially be limited to $500,000,000 aggregate principal amount; and

•	will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Principal, Maturity and Interest

The New 2023 Notes will bear interest at a rate of 2.625% per year. Interest on the New 2023 Notes will be payable semi- annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2018, and will be computed on the basis of a 360-day year of twelve 30-day months.

Interest on the New 2023 Notes will accrue from January 15, 2018, and will be paid to holders of record on January 1 or July 1 immediately before the respective interest payment date. The New 2023 Notes will mature on January 15, 2023. On the respective maturity date of the New 2023 Notes, the holders will be entitled to receive 100% of the principal amount of the New 2023 Notes.

The New 2028 Notes will bear interest at a rate of 3.250% per year. Interest on the notes will be payable semi- annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2018, and will be computed on the basis of a 360-day year of twelve 30-day months. Interest on the New 2028 Notes will accrue from January 15, 2018, and will be paid to holders of record on January 1 or July 1 immediately before the respective interest payment date. The New 2028 Notes will mature on January 15, 2028. On the respective maturity date of the New 2028 Notes, the holders will be entitled to receive 100% of the principal amount of the New 2028 Notes. The notes do not have the benefit of any sinking fund.

If any interest payment date falls on a day that is not a business day, then payment of interest may be made on the next succeeding business day and no interest will accrue because of such delayed payment. With respect to the notes, when we use the term “business day” we mean any day except a Saturday, a Sunday or a day on which banking institutions in the applicable place of payment are authorized or obligated by law, regulation or executive order to close or be closed.

Priority

The New Notes will be general unsecured obligations of ours and will rank equally with all of our existing and future unsubordinated obligations. As of December 31, 2017, we had approximately $4.1 billion of senior unsecured indebtedness outstanding. In addition, we intend to incur additional senior unsecured indebtedness under the Term Loan (or bridge facility) in order to consummate the Acquisition.

Holders of any secured indebtedness we may issue will have claims that are prior to your claims as holders of the notes, to the extent of the value of the assets securing such indebtedness, in the event of any bankruptcy, liquidation or similar proceeding.

We conduct our operations through subsidiaries. As a result, distributions or advances from our subsidiaries are a major source of funds necessary to meet our debt service and other obligations. Contractual provisions, laws or regulations, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash required to pay our debt service obligations, including payments on the notes. The New Notes will be “structurally” subordinated to all obligations of our subsidiaries including claims with respect to trade payables. This means that in the event of bankruptcy, liquidation or reorganization of any of our subsidiaries, the holders of notes will have no direct claim to participate in the assets of such subsidiary but may only recover by virtue of our equity interest in our subsidiaries (except to the extent we have a claim as a creditor of such subsidiary). As a result all existing and future liabilities of our subsidiaries, including trade payables and claims of lessors under leases, have the right to be satisfied in full prior to our receipt of any payment as any equity owner of our subsidiaries. As of December 31, 2017, our subsidiaries had no indebtedness, but they had approximately $1.7 billion of other liabilities outstanding (excluding intercompany liabilities).

Further Issues

The indenture provides that we may issue debt securities (the “debt securities”) thereunder from time to time in one or more series, and permits us to establish the terms of each series of debt securities at the time of issuance. The indenture does not limit the aggregate amount of debt securities that may be issued under the indenture.

The New Notes will constitute a separate series of debt securities under the indenture, consisting of the New 2023 Notes, which will initially be limited to $500,000,000 aggregate principal amount, and the New 2028 Notes, which will initially be limited to $500,000,000 aggregate principal amount. Under the indenture, we may, without the consent of the holders of the notes, “reopen” the series and issue additional notes from time to time in the future, provided that if the additional notes are not fungible for U.S. federal income tax purposes with the notes offered hereby, the additional notes will have a separate CUSIP. This means that, in circumstances where the indenture provides for the holders of debt securities of any series to vote or take any action, any of the outstanding notes as well as any respective additional notes that we may issue by reopening the series, will vote or take action as a single class.

Optional Redemption of the Notes

We may redeem all or a portion of the notes at our option at any time or from time to time as set forth below. We will mail notice to registered holders of such notes of our intent to redeem at least 30 days and not more than 60 days prior to the date set for redemption. If we elect to redeem the New 2023 Notes before December 15, 2022

(one month prior to their maturity) or the New 2028 Notes before October 15, 2027 (three months prior to their maturity) we will pay a redemption price equal to the greater of:

•	100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date; and

•	the sum, as determined by an Independent Investment Banker, of the present values of the remaining scheduled payments of (1) principal and (2) interest that would be due if the New Notes of such series matured on the applicable Par Call Date (exclusive of interest accrued to the date of redemption), in each case discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points for the New 2023 Notes and 20 basis points for the New 2028 Notes, plus accrued and unpaid interest to, but excluding, the date of redemption.

If we elect to redeem the New 2023 Notes or the New 2028 Notes on or after the applicable date set forth in the immediately preceding sentence, we will pay an amount equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

If money sufficient to pay the redemption price of all of the New Notes (or portions thereof) to be redeemed on the redemption date is deposited with the Trustee or paying agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such New Notes (or such portion thereof) called for redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed as if such notes matured on their applicable Par Call Date that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations or, if only one such Quotation is obtained, such Quotation.

“Independent Investment Banker” means an independent investment banking institution of national standing appointed by us, which may be one of the Reference Treasury Dealers.

“Par Call Date” means, with respect to the New 2023 Notes, December 15, 2022 (one month prior to their maturity) and with respect to the New 2028 Notes, October 15, 2027 (three months prior to their maturity).

“Reference Treasury Dealer” means (1) J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, and their respective successors, and (2) any other primary U.S. government securities dealer in New York City that we select (each, a “Reference Treasury Dealer”).

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), (2) if the period from the redemption date to the maturity date of the new notes to be redeemed is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used, or (3) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

If we elect to redeem less than all of the New Notes, and such New Notes are at the time represented by a global note, then the depositary will select by lot the particular interests to be redeemed. If we elect to redeem less than all of the notes, and any of such notes are not represented by a global note, then the Trustee will select the particular notes to be redeemed in a manner it deems appropriate and fair (and the depositary will select by lot the particular interests in any global note to be redeemed).

We may at any time, and from time to time, purchase the notes at any price or prices in the open market or otherwise.

Merger, Consolidation or Sale of Assets

Under the terms of the indenture, we will be permitted to consolidate or merge with another entity or to sell all or substantially all of our assets to another entity, subject to our meeting all of the following conditions:

•	any successor or purchaser is a corporation, limited liability company, partnership or trust organized under the laws of the United States of America, any State or the District of Columbia;

•	immediately following the consolidation, merger, sale or conveyance, the resulting, surviving or transferee entity (if other than us) would not be in default in the performance of any covenant in the indenture; and

•	we must deliver a supplemental indenture by which the surviving entity (if other than us) expressly assumes our obligations under the indenture.

In the event that we consolidate or merge with another entity or sell all or substantially all of our assets to another entity, the surviving entity (if other than us) will be substituted for us under the indenture, and we will be discharged from all of our obligations under the indenture.

Although there is a limited body of case law interpreting the phrase “all or substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of our assets. As a result, it may be unclear as to whether the merger, consolidation or sale of assets covenant would apply to a particular transaction as described above absent a decision by a court of competent jurisdiction.

Change of Control

Upon the occurrence of a Change of Control Triggering Event, unless we have exercised our right to redeem the notes as described under “Optional Redemption of the Notes” or “Special Optional Redemption of the Notes”

above, the indenture provides that each holder of notes will have the right to require us to purchase all or a portion of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to send, by first class mail, a notice to each holder of notes, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of notes electing to have notes purchased pursuant to a Change of Control Offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

Our ability to pay cash to holders of New Notes upon a repurchase may be limited by our then existing financial resources. See “Risk Factors—We may not be able to repurchase the notes upon a change of control.”

Holders will not be entitled to require us to purchase their notes in the event of a takeover, recapitalization, leveraged buyout or similar transaction that is not a Change of Control. In addition, holders may not be entitled to require us to purchase their notes in certain circumstances involving a significant change in the composition of our Board of Directors, including in connection with a proxy contest where our Board of Directors does not approve a dissident slate of directors but approves them as required by clause (4) of the first paragraph of the definition of “Change of Control.”

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the indenture by virtue of such compliance.

“Change of Control” means the occurrence of any one of the following:

1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to the Company or one of its Subsidiaries;

2)	the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding Voting Stock of the Company, measured by voting power rather than number of shares;

3)	the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Voting Stock of the Company outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person immediately after giving effect to such transaction;

4)	the first day on which the majority of the members of the board of directors of the Company cease to be Continuing Directors; or

5)	the adoption of a plan relating to the liquidation or dissolution of the Company.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control under clause (2) above if (i) we become a direct or indirect wholly-owned subsidiary of a holding company, and (ii) (A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.

“Change of Control Triggering Event” means the notes cease to be rated Investment Grade by S&P or Fitch or, if S&P or Fitch and another “nationally recognized statistical rating organization” (as defined in Rule 15c3- 1(c)(2)(vi)(F) of the Exchange Act) shall provide a rating of the notes, by S&P or Fitch and any such other rating organization, on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by the Company of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as S&P, Fitch or such other rating organization shall have publicly announced that it is considering a possible ratings change). Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Director” means, as of any date of determination, any member of the board of directors of the Company who:

1)	was a member of such board of directors on the date of the indenture; or

2)	was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election.

“Fitch” means Fitch Ratings, Inc., and its successors.

“Investment Grade” means a rating of BBB- or better by S&P or Fitch (or the equivalent under any successor rating category of S&P or Fitch); and an equivalent rating of another “nationally recognized statistical rating organization” that shall provide a rating of the notes.

“S&P” means Standard & Poor’s Ratings Services, a division of S&P Global Inc., and its successors.

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

Limitations on Liens

We will covenant in the indenture that we will not, and will not permit any Restricted Subsidiary to, create, assume, incur or guarantee any Indebtedness secured by a mortgage, security interest, pledge, lien, charge or other encumbrance upon any of our Restricted Subsidiaries’ properties or assets (a “Lien”), whether owned on the date of issuance of the New Notes or thereafter acquired, unless the New Notes are at least equally and ratably secured with such secured Indebtedness (together with, if we so determine, any other Indebtedness of or guaranty by us or such Restricted Subsidiary then existing or thereafter created that is not subordinated to the New Notes) for so long as such other Indebtedness is so secured (and any Lien created for the benefit of the holders of the New Notes and any other debt securities of any series issued pursuant to the indenture and having the benefit of this covenant shall provide by its terms that such Lien will be automatically released and discharged upon the release and discharge of the Lien securing such other Indebtedness); provided, however, that the above restrictions shall not apply to the following (the “Permitted Liens”):

1)	Liens on property or other assets of any Person existing at the time such Person becomes a Restricted Subsidiary, provided that such Lien was not incurred in anticipation of such Person becoming a Restricted Subsidiary;

2)	Liens on property or other assets existing at the time of acquisition by the Company or any Restricted Subsidiary, provided that such Lien was not incurred in anticipation of such acquisition;

3)	Liens on property or assets to secure any Indebtedness incurred prior to, at the time of, or within 270 days after, the acquisition of such property or in the case of real property, the completion of construction, the completion of improvements or the beginning of substantial commercial operation of such real property for the purpose of financing all or any part of the purchase price of such real property, the construction thereof or the making of improvements thereto;

4)	Liens in our favor or in favor of a Restricted Subsidiary;

5)	Liens existing on the date of issuance of the Outstanding Notes;

6)	Liens on property or other assets of a Person existing at the time the Person is merged into or consolidated with us or any Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to either us or any Restricted Subsidiary, provided that such Lien was not incurred in anticipation of the merger or consolidation or sale, lease or other disposition;

7)	Liens arising in connection with the financing of accounts receivable by us or any Restricted Subsidiary; provided that the uncollected amount of account receivables subject at any time to any such financing shall not exceed $150,000,000; and

8)	extensions, renewals or replacements (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to above without increase of the principal of the Indebtedness (plus any premium or fee payable in connection with any such extension, renewal or replacement) secured by the Lien; provided, however, that any Permitted Liens shall not extend to or cover any property of the Company or that of any Restricted Subsidiary, as the case may be, other than the property specified in the foregoing clauses and improvements to this property.

Notwithstanding the foregoing, the Company and any Restricted Subsidiary may create, assume, incur or guarantee Indebtedness secured by a Lien without equally and ratably securing the notes; provided, that at the time of such creation, assumption, incurrence or guarantee, after giving effect thereto and to the retirement of any Indebtedness that is concurrently being retired, the sum of (i) the aggregate amount of all outstanding Indebtedness secured by Liens other than Permitted Liens, and (ii) the Attributable Debt of all our Sale/ Leaseback Transactions (as defined below) permitted by the third paragraph under “Limitation on Sale and Leaseback Transactions” does not at such time exceed 5% of Consolidated Total Assets.

Limitations on Sale and Leaseback Transactions

We will covenant in the indenture that we will not, and will not permit any Restricted Subsidiary to, enter into any arrangement relating to property now owned or hereafter acquired whereby either we transfer, or any Restricted Subsidiary transfers, such property to a Person and either we or any Restricted Subsidiary leases it back from such Person (a “Sale/Leaseback Transaction”), unless:

•	we or such Restricted Subsidiary could, at the time of entering into such arrangement, incur Indebtedness secured by a Lien on the property involved in the transaction in an amount at least equal to the Attributable Debt with respect to such Sale/Leaseback Transaction, without equally and ratably securing the notes as described under “Limitation on Liens” above; or

•	the net proceeds of the Sale/Leaseback Transaction are at least equal to such property’s fair market value, as determined by our Board of Directors, and the proceeds are applied within 180 days of the effective date of the Sale/Leaseback Transaction to the repayment of senior indebtedness of ours or any Restricted Subsidiary.

The restrictions set forth above will not apply to a Sale/Leaseback Transaction: (i) entered into prior to the date of issuance of the notes; (ii) that exists at the time any Person that owns property or assets becomes a Restricted Subsidiary; (iii) between us and a Restricted Subsidiary or between Restricted Subsidiaries; (iv) involving leases for a period of no longer than three years; or (v) in which the lease for the property or asset is entered into within 270 days after the date of acquisition, completion of construction or commencement of full operations of such property or asset, whichever is latest.

Notwithstanding the restrictions contained above, we and our Restricted Subsidiaries may enter into a Sale/ Leaseback Transaction; provided that at the time of such transaction, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to Sale/Leaseback Transactions existing at such time that could not have been entered into pursuant to the above restrictions, together with the aggregate amount of all outstanding Indebtedness secured by Liens as permitted by the last paragraph under the section entitled “Limitation on Liens” above, does not at such time exceed 5% of Consolidated Total Assets.

“Attributable Debt” means an amount equal to the lesser of (i) the fair market value of the property (as determined by our Board of Directors) or (ii) the present value of the total net amount of payments to be made under the lease during its remaining term, discounted at the interest rate set forth or implicit in the terms of the lease, compounded semi-annually.

“Consolidated Total Assets” means the total assets of the Company and its consolidated subsidiaries, as set forth on our most recent consolidated balance sheet, as determined under GAAP.

“GAAP” means with respect to any computations required or permitted hereunder, generally accepted accounting principles in effect in the United States as in effect from time to time; provided, that if the Company is required by the SEC to adopt (or is permitted to adopt and so adopts) a different accounting framework, including but not limited to the International Financial Reporting Standards, “GAAP” shall mean such new accounting framework as in effect from time to time, including, without limitation, in each case, those accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

“Indebtedness” means any and all obligations of a Person for money borrowed which, in accordance with GAAP, would be reflected on the balance sheet of such person as a liability on the date as of which Indebtedness is to be determined.

“Net Revenue” means, with respect to any Person for any period, the net revenue of such Person and its consolidated subsidiaries, determined on a consolidated basis in accordance with GAAP for such period.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

“Restricted Subsidiary” means any Subsidiary (i) the Total Assets of which exceed 10% of Consolidated Total Assets as of the end of the most recently completed fiscal year or (ii) the Net Revenue of which exceeds 10% of the Net Revenue of the Company and its consolidated subsidiaries as of the end of the most recently completed fiscal year.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

“Total Assets” means, at any date as to any Person, the total assets of such Person and its consolidated subsidiaries at such date, determined on a consolidated basis in accordance with GAAP.

SEC Reports

The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act must be filed by us with the Trustee within 30 days after the same are filed with the SEC. Documents filed by us with the SEC via the EDGAR system (or any successor thereto) will be deemed to be filed with the Trustee as of the time such documents are filed via EDGAR.

Events of Default

Holders of New Notes will have specified rights if an Event of Default (as defined below) occurs.

The term “Event of Default” in respect of the notes means any of the following:

•	we do not pay interest on any note within 30 days of its due date;

•	we do not pay the principal of or any premium on any note, when due and payable, at maturity, or upon acceleration or redemption;

•	we remain in breach of a covenant or warranty in respect of the indenture or any note (other than a covenant included in the indenture solely for the benefit of debt securities of another series) for 90 days after we receive a written notice of default, which notice must be sent by either the Trustee or holders of at least 25% in principal amount of the outstanding notes;

•	we or a Restricted Subsidiary fail to pay the principal of any Indebtedness when due at maturity in an aggregate amount of $50 million or more, or a default occurs that results in the acceleration of the maturity of our or any of our Restricted Subsidiaries’ Indebtedness in an aggregate amount of

•	$50 million or more; or

•	we file for bankruptcy, or other events of bankruptcy, insolvency or reorganization specified in the indenture.

If an Event of Default with respect to the notes has occurred, the Trustee or the holders of at least 25% in principal amount of the applicable series of notes may declare the entire unpaid principal amount of (and premium, if any), and all the accrued interest on, such notes to be due and immediately payable. This is called a declaration of acceleration of maturity. There is no action on the part of the Trustee or any holder of the notes required for such declaration if the Event of Default is the Company’s bankruptcy, insolvency or reorganization. Holders of a majority in principal amount of the applicable series of notes may also waive certain past defaults under the indenture with respect to the notes on behalf of all of the holders of the notes of such series. A declaration of acceleration of maturity may be canceled, under specified circumstances, by the holders of at least a majority in principal amount of the applicable series of notes and the Trustee.

The Trustee is not required to take any action under the indenture at the request of holders unless the holders offer the Trustee protection from expenses and liability satisfactory to the Trustee. If an indemnity satisfactory to the Trustee is provided, the holders of a majority in principal amount of notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. The Trustee may refuse to follow those directions in certain circumstances specified in the indenture. No delay or omission in exercising any right or remedy will be treated as a waiver of the right, remedy or Event of Default.

Before holders are allowed to bypass the Trustee and bring a lawsuit or other formal legal action or take other steps to enforce their rights or protect their interests relating to the notes, the following must occur:

•	such holders must give the Trustee written notice that an Event of Default has occurred and remains uncured;

•	holders of at least 25% in principal amount of the notes of the applicable series must make a written request that the Trustee take action because of the default and must offer the Trustee indemnity satisfactory to the Trustee against the cost and other liabilities of taking that action; and

•	the Trustee must have failed to take action for 60 days after receipt of the notice and offer of indemnity.

Holders are, however, entitled at any time to bring a lawsuit for the payment of money due on the notes on or after the due date.

Modification of the Indenture

The indenture provides that we and the Trustee may, without the consent of any holders of the notes, enter into supplemental indentures for the purposes, among other things, of:

•	curing ambiguities or inconsistencies in the indenture or making any other provisions with respect to matters or questions arising under the indenture;

•	providing for the assumption by a successor corporation of the obligations of the Company under the indenture;

•	adding guarantees with respect to the notes;

•	securing the notes;

•	adding to the covenants of the Company for the benefit of the holders or surrendering any right or power conferred upon the Company;

•	adding additional events of default;

•	making any change that does not adversely affect the rights of any holder;

•	changing or eliminating any provisions of the indenture so long as there are no holders entitled to the benefit of the provisions;

•	complying with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act of 1939; or

•	conforming the provisions of the indenture and the notes to the “Description of Notes” section in this prospectus.

With specific exceptions, the indenture or the rights of the holders of the notes may be modified by us and the Trustee with the consent of the holders of a majority in aggregate principal amount of the notes, but no modification may be made without the consent of the holder of each outstanding note that, among other things, would:

•	extend the maturity of any payment of principal of or any installment of interest on any notes;

•	reduce the principal amount of any note, or the interest thereon, or any premium payable on any note upon redemption thereof;

•	change any place of payment where, or the currency in which, any note or any premium or interest is denominated as payable;

•	change the ranking of the notes;

•	impair the right to sue for the enforcement of any payment on or with respect to any note; or

•	reduce the percentage in principal amount of outstanding notes required to consent to any supplemental indenture, any waiver of compliance with provisions of the indenture or specific defaults and their consequences provided for in the indenture, or otherwise modify the sections in the indenture relating to these consents.

Defeasance and Covenant Defeasance

We may elect either (i) to defease and be discharged from any and all obligations with respect to the notes of any series (except as otherwise provided in the indenture) (“defeasance”), or (ii) to be released from our obligations with respect to certain covenants that are described in the indenture (“covenant defeasance”), upon the deposit with the Trustee, in trust for such purpose, of money and/or government obligations that through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, as certified by a nationally recognized firm of certified public accountants or other appropriate independent financial professional, without reinvestment, to pay the principal of, premium, if any, and interest on the notes to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous senior payments thereon. As a condition to defeasance or covenant defeasance, we must deliver to the Trustee an opinion of counsel to the effect that the holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. We may exercise our defeasance option with respect to notes notwithstanding our prior exercise of our covenant defeasance option. If we exercise our defeasance option, payment of the notes may not thereafter be accelerated because of an Event of Default.

If we exercise our covenant defeasance option, payment of the notes may not thereafter be accelerated by reference to any covenant from which we are released as described under clause (ii) of the immediately preceding paragraph. However, if acceleration were to occur for other reasons, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the notes, in that the required deposit in the defeasance trust is based upon scheduled cash flows rather than market value, which will vary depending upon interest rates and other factors.

The Trustee and Transfer and Paying Agent

Wells Fargo Bank, National Association, acting through its corporate trust office at 150 East 42nd Street, New York, New York 10017, is the Trustee for the notes and is the transfer and paying agent for the notes. Principal and interest will be payable, and the notes will be transferable, at the office of the paying agent. We may, however, pay interest by check mailed to registered holders of the notes. At the maturity of the notes, the principal, together with accrued interest thereon, will be payable in immediately available funds upon surrender of such notes at the office of the Trustee.

No service charge will be made for any transfer or exchange of the notes, but we may, except in specific cases not involving any transfer, require payment of a sufficient amount to cover any tax or other governmental charge payable in connection with the transfer or exchange.

Payments of principal of, any premium on, and any interest on individual notes represented by a global note registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global note representing the notes. Neither we, the Trustee, any paying agent, nor the transfer agent for the notes will have any responsibility or liability for the records relating to or payments made on account of beneficial ownership interests of the global note for the notes or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for the notes or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent global note representing the notes, will immediately credit participants’ accounts with payments in amounts proportionate to their beneficial interests in the principal amount of the global note for the notes as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name.” The payments will be the responsibility of those participants.

In specific instances, we or the holders of a majority of the then outstanding principal amount of the notes may remove the Trustee and appoint a successor Trustee. The Trustee may become the owner or pledgee of the notes with the same rights, subject to conflict of interest restrictions, it would have if it were not the Trustee. The Trustee and any successor trustee must be eligible to act as trustee under Section 310(a)(1) of the Trust Indenture Act of 1939 and shall have a combined capital and surplus of at least $50,000,000 and be subject to examination by federal or state authority. Subject to applicable law relating to conflicts of interest, the Trustee may also serve as trustee under other indentures relating to securities issued by us or our affiliated companies and may engage in commercial transactions with us and our affiliated companies.

Title

We, the Trustee and any agent of ours may treat the registered owner of any note as the absolute owner thereof (whether or not the note shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes.

Replacement of Notes

We will replace any mutilated note at the expense of the holders upon surrender to the Trustee. We will replace notes that become destroyed, lost or stolen at the expense of the holder upon delivery to the Trustee of satisfactory evidence of the destruction, loss or theft thereof. In the event of a destroyed, lost or stolen note, an indemnity or security satisfactory to us and the Trustee will be required at the expense of the holder of the note before a replacement note will be issued.

Book-Entry, Delivery and Form

The New Notes initially will be represented by one or more notes in registered, global form without interest coupons (the “Global Notes”). The Global Notes will be deposited with, or on behalf of, the Depository and registered in the name of Cede & Co., the Depositary’s nominee. We will not issue notes in certificated form except in certain circumstances. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary (the “Depositary Participants”). Investors may elect to hold interests in the global notes through either the Depositary (in the United States), or Clearstream Banking Luxembourg S.A. (“Clearstream Luxembourg”) or

Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) (in Europe) if they are participants in those systems, or indirectly through organizations that are participants in those systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream Luxembourg and JPMorgan Chase Bank acts as U.S. depositary for Euroclear (the “U.S. Depositaries”). Beneficial interests in the global notes will be held in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Except as set forth below, the global notes may be transferred, in whole but not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants.

The Depositary has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (“Direct Participants”) deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority. Access to the Depositary’s book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the SEC.

Clearstream Luxembourg has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations, known as Clearstream Luxembourg participants, and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg participants through electronic book-entry changes in accounts of Clearstream Luxembourg participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Luxembourg participant either directly or indirectly.

Distributions with respect to the notes held beneficially through Clearstream Luxembourg will be credited to the cash accounts of Clearstream Luxembourg participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

Euroclear has advised us that it was created in 1968 to hold securities for its participants, known as Euroclear participants, and to clear and settle transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by Euroclear Bank S.A./N.V., known as the Euroclear operator. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the initial purchasers.

Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. Depositary for Euroclear.

If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue the notes in definitive form in exchange for the entire global note representing such notes. In addition, we may at any time, and in our sole discretion, determine not to have the notes represented by the global note and, in such event, will issue notes in definitive form in exchange for the global note representing such notes. In any such instance, an owner of a beneficial interest in the global note will be entitled to physical delivery in definitive form of notes represented by such global note equal in principal amount to such beneficial interest and to have such notes registered in its name.

Title to book-entry interests in the notes will pass by book-entry registration of the transfer within the records of Clearstream Luxembourg, Euroclear or the Depositary, as the case may be, in accordance with their respective procedures. Book-entry interests in the notes may be transferred within Clearstream Luxembourg and within Euroclear and between Clearstream Luxembourg and Euroclear in accordance with procedures established for these purposes by Clearstream Luxembourg and Euroclear. Book-entry interests in the notes may be transferred within the Depositary in accordance with procedures established for this purpose by the Depositary. Transfers of book-entry interests in the notes among Clearstream Luxembourg and Euroclear and the Depositary may be effected in accordance with procedures established for this purpose by Clearstream Luxembourg, Euroclear and the Depositary.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between Depositary Participants will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg participants and Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depositary, on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear participants, on the other, will be effected through the Depositary in accordance with the Depositary’s rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time).

The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream Luxembourg participants and Euroclear participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of the notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a Depositary Participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Such credits, or any transactions in the notes settled during such processing, will be reported to the relevant Euroclear participants or Clearstream Luxembourg participants on that business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream Luxembourg participant or a Euroclear participant to a Depositary Participant will be received with value on the business day of settlement in the Depositary but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depositary.

Although the Depositary, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of the Depositary, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

Notices

Notices to holders of Notes will be given by mail to the addresses of such holders as they appear in the security register.

Governing Law

The indenture and the New Notes will be governed by, and construed in accordance with, the laws of the State of New York.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences of the exchange of Outstanding Notes for New Notes in the exchange offer. This discussion is based upon the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, administrative pronouncements, rulings and judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only the U.S. federal income tax consequences of the exchange of New Notes for Outstanding Notes originally acquired at their initial offering for an amount of cash equal to their issue price and held as a “capital asset” within the meaning of Section 1221 of the Code.

This summary does not address all of the U.S. federal income tax considerations that may be relevant to a particular holder in light of the holder’s individual circumstances or to holders subject to special rules under U.S. federal income tax laws, such as banks and other financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, entities and arrangements classified as partnerships for U.S. federal income tax purposes and other pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, persons liable for U.S. federal alternative minimum tax, holders whose functional currency is not the U.S. dollar, U.S. expatriates, and persons holding notes as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment. The discussion does not address any foreign, state, local or non-income tax consequences of the exchange of Outstanding Notes for New Notes.

The United States federal income tax consequences to a partner in an entity or arrangement treated as a partnership for United States federal income tax purposes that holds an Outstanding Note generally will depend on the status of the partner and the activities of the partner and the partnership. A partnership, or a partner in a partnership, holding Outstanding Notes should consult its own tax advisor.

This discussion is for general information purposes only, and is not intended to be and should not be construed to be, legal or tax advice to any particular Holder. Holders are urged to consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences under U.S. federal estate or gift tax laws, as well as foreign, state, or local laws and tax treaties, and the possible effects of changes in tax laws.

U.S. Federal Income Tax Consequences of Tendering Outstanding Notes in the Exchange Offer.

The exchange of Outstanding Notes for New Notes pursuant to the exchange offer will not constitute an exchange for U.S. federal income tax purposes because the New Notes should not be considered to differ materially in kind or extent from the Outstanding Notes exchanged therefor. Accordingly, holders of Outstanding Notes will not realize gain or loss as a result of the exchange and will have the same adjusted issue price, tax basis and holding period in the New Notes as they had in the Outstanding Notes immediately before the exchange. In addition, the U.S. federal income tax consequences of holding and disposing of the New Notes will be the same as those applicable to the Outstanding Notes.

MATERIAL ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase and holding of the New Notes by employee benefit plans that are subject to Title I of the United States Employee Retirement Income Security Act of 1974 (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the New Notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of New Notes by an ERISA Plan with respect to which the issuer, the initial purchasers or the guarantors are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the New Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts, and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and, provided, that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the Outstanding Notes should not be exchanged for New Notes by any person investing “plan assets” of any Plan, unless such exchange will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representations

Accordingly, by acceptance of a New Note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the New Notes constitutes assets of any Plan or (ii) the exchange of the Outstanding Notes for the New Notes or the holding of the New Notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the New Notes (and holding the New Notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the purchase and holding of the New Notes (and exchange of the New Notes).

Purchasers of the New Notes have the exclusive responsibility for ensuring that their purchase and holding of the New Notes complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or Similar Laws.

In addition, any person purchasing the New Notes on behalf of an ERISA Plan (the “Plan Fiduciary”) will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes (the “Transaction”) that:

1)	neither the Company, the exchange agent nor any of their respective affiliates (each, referred to herein as a “Transaction Party”) has provided or will provide impartial investment advice or give advice in a fiduciary capacity with respect to the acquisition of the New Notes by the ERISA Plan, other than to the Plan Fiduciary which is independent of the Transaction Parties, and the Plan Fiduciary either:

a.	is a bank as defined in Section 202 of the Investment Advisers Act of 1940 (the “Advisers Act”), or similar institution that is regulated and supervised and subject to periodic examination by a State or Federal agency;

b.	is an insurance carrier that is qualified under the laws of more than one state to perform the services of managing, acquiring or disposing of assets of an ERISA Plan;

c.	is an investment adviser registered under the Advisers Act, or, if not registered as an investment adviser under the Advisers Act by reason of paragraph (1) of Section 203A of the Advisers Act, is registered as an investment adviser under the laws of the state in which it maintains its principal office and place of business;

d.	is a broker-dealer registered under the Securities Exchange Act of 1934, as amended; or

e.	has, and at all times that the ERISA Plan is invested in the New Notes will have, total assets of at least U.S. $50,000,000 under its management or control (provided that this clause (e) shall not be satisfied if the Plan Fiduciary is either (i) the owner or a relative of the owner of an investing IRA or (ii) a participant or beneficiary of the ERISA Plan investing in the New Notes in such capacity);

2)	the Plan Fiduciary is capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies, including the acquisition by the ERISA Plan of the New Notes;

3)	the Plan Fiduciary is a “fiduciary” with respect to the ERISA Plan within the meaning of Section 3(21) of ERISA, Section 4975 of the Code, or both, and is responsible for exercising independent judgment in evaluating the Plan’s acquisition of the New Notes;

4)	none of the Transaction Parties has exercised any authority to cause the ERISA Plan to invest in the New Notes or to negotiate the terms of the ERISA Plan’s investment in the New Notes; and

5)	the Plan Fiduciary acknowledges, and the Transaction Parties hereby notify the Plan Fiduciary:

a.	that none of the Transaction Parties is undertaking to provide impartial investment advice or to give advice in a fiduciary capacity, and that no such entity has given investment advice or otherwise made a recommendation, in connection with the ERISA Plan’s acquisition of the New Notes; and

b.	of the existence and nature of the Transaction Parties’ financial interests in the ERISA Plan’s acquisition of the New Notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of New Notes by brokers-dealers. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF THE NEW NOTES

The validity of the New Notes and the related guarantees being offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York.

EXPERTS

The consolidated financial statements of Moody’s Corporation as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2017, contains an explanatory paragraph that states Moody’s Corporation acquired Bureau Van Dijk in August 2017, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, Bureau Van Dijk’s internal control over financial reporting, which is associated with total assets (excluding goodwill and intangibles which are included within the scope of the assessment) of $322 million and total revenues of $92 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2017. The report of KPMG LLP on the audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Bureau Van Dijk.

The consolidated financial statements of Yellow Maple I B.V. as of December 31, 2016 and 2015, and for the years then ended, have been incorporated by reference herein in reliance upon the report of KPMG Accountants N.V., independent registered accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

YELLOW MAPLE I B.V. CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2017 (UNAUDITED)

Yellow Maple I B.V.

Condensed consolidated interim financial statements for the period ended June 30, 2017 (Unaudited)

Condensed Consolidated Statement of Profit or Loss (Unaudited)

	2017	2016
	EUR 000	EUR 000
	January - June	January - June
Revenue	127,781	123,065
Other income	298	242

Total income	128,079	123,307

Cost of information providers	(21,284)	(23,376)
Salaries and employee benefits	(33,307)	(29,913)
Depreciation	(746)	(816)
Amortisation	(29,459)	(28,444)
Other operating expenses	(8,055)	(7,798)

Total expenses	(92,851)	(90,347)

Operating income	35,228	32,960

Finance income	49,406	42,467
Finance expenses	(143,210)	(122,936)

Net finance costs	(93,804)	(80,469)

Loss before tax	(58,576)	(47,509)

Income tax expense	(4,432)	(7,194)

Loss	(63,008)	(54,703)

Loss attributable to:
Owners	(63,008)	(54,703)

Condensed Consolidated Statement of Comprehensive Income (Unaudited)

	June 30, 2017	June 30, 2016
	EUR 000	EUR 000
	January - June	January - June
Loss	(63,008)	(54,703)

Other comprehensive income

Items to be reclassified to profit or loss in subsequent periods:
Foreign operations – foreign currency translation differences	1,378	(228)
Actuarial losses on pension plans	—	—
Related tax	—	—

	1,378	(228)

Items that will not to be reclassified to profit or loss in subsequent periods	—	—

Other comprehensive income, net of tax	1,378	(228)

Total comprehensive loss	(61,630)	(54,931)

Total comprehensive loss attributable to:
Owners	(61,630)	(54,931)

Condensed Consolidated Statement of Financial Position (Unaudited)

	June 30, 2017	December 31, 2016
	EUR 000	EUR 000
Assets
Property, plant and equipment	2,987	3,144
Intangible assets and goodwill	1,622,251	1,644,239
Non-current receivables	1,009	1,182
Deferred tax assets	4,649	6,131

Non-current assets	1,630,896	1,654,696

Trade and other receivables	88,259	125,632
Prepayments and deferred costs	28,241	30,650
Cash and cash equivalents	33,510	25,073

Current assets	150,010	181,355

Total assets	1,780,906	1,836,051

Condensed Consolidated Statement of Financial Position (Unaudited) (continued)

	June 30, 2017	December 31, 2016
	EUR 000	EUR 000
Equity
Share capital	4,150	4,150
Reserves	1,123	(255)
Retained earnings	(440,583)	(377,575)

Total equity	(435,310)	(373,680)

Liabilities
Bank loan	716,940	751,786
Shareholder loan	1,218,751	1,137,450
Deferred tax liabilities	85,083	87,969
Derivatives	6,413	8,904
Employee benefits	919	922
Provisions	246	243

Non-current liabilities	2,028,352	1,987,274

Trade payables	3,752	4,531
Current income taxes payable	3,942	6,064
Other interest expenses payable	485	1,786
Deferred revenue	152,211	166,605
Other current payables	27,474	43,471

Current liabilities	187,864	222,457

Total Liabilities	2,216,216	2,209,731

Total equity and liabilities	1,780,906	1,836,051

Condensed Consolidated Statement of Cash Flows (Unaudited)

	2017	2016
	EUR 000	EUR 000
	January - June	January - June
Cash flow from operating activities
Loss	(63,008)	(54,703)

Adjusted for:
Depreciation	746	816
Amortisation	29,459	28,444
Deferred revenue and costs	(12,406)	(15,989)
Net finance costs	93,804	80,469
Income tax expenses	4,432	7,194

	116,035	100,934
Changes in:
—Trade receivables	37,401	41,530
—Prepayments	351	(140)
—Trade payables	(9,751)	(13,287)
—Other payables	(6,996)	(7,621)

Cash generated from operations	74,032	66,713
Income taxes paid	(8,228)	(4,207)
Interest received	—	—

Net cash flow from operating activities	65,804	62,506

Cash flows from investing activities
Acquisition of property, plant and equipment	(738)	(1,256)
Proceeds from disposals of property, plant and equipment	264	8,506
Purchases of intangibles	(7,422)	(13,902)

Net cash used in investing activities	(7,896)	(6,652)

Cash flows from financing activities
Proceeds from loans	572,023	—
Repayment of loans	(599,929)	(27,330)
Interest paid	(21,565)	(25,137)

Net cash used in financing activities	(49,471)	(52,467)

Net increase / (decrease) in cash and cash equivalents	8,437	3,387

Cash and cash equivalents at the beginning of the period	25,073	25,643
Effect of movements in exchange rates on cash held	—	—

Cash and cash equivalents at June 30	33,510	29,030

Condensed Consolidated Statement of Changes in Equity (Unaudited)

	Attributable to owners of the Company
	Share capital	Currency translation reserve	Other reserves	Retained earnings	Total equity
	EUR 000	EUR 000	EUR 000	EUR 000	EUR 000
Balance at January 1, 2017	4,150	62	(317)	(377,575)	(373,680)

Total comprehensive income
Loss	—	—	—	(63,008)	(63,008)
Other comprehensive income	—	1,378	—	—	1,378

Total comprehensive loss	—	1,378	—	(63,008)	(61,630)

Transactions with owners of the Company
Contributions and distributions	—	—	—	—	—

Total transactions with owners of the Company	—	—	—	—	—

Balance at June 30, 2017	4,150	1,440	(317)	(440,583)	(435,310)

Balance at January 1, 2016	4,150	921	(317)	(249,891)	(245,137)

Total comprehensive income
Loss	—	—	—	(54,703)	(54,703)
Other comprehensive income	—	(228)	—	—	(228)

Total comprehensive loss	—	(228)	—	(54,703)	(54,931)

Transactions with owners of the Company
Contributions and distributions	—	—	—	—	—

Total transactions with owners of the Company	—	—	—	—	—

Balance at June 30, 2016	4,150	693	(317)	(304,594)	(300,068)

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Unaudited)

General and Introduction

This report contains the condensed consolidated interim financial statements of Yellow Maple I B.V. (“the Company”), a company with a limited liability incorporated in the Netherlands on July 21, 2014. The Company was previously ultimately controlled by funds advised by EQT Partners AB, a company registered in Sweden. On August 10, 2017, the Company was ultimately controlled by Moody’s Corporation, a company registered in the United States of America.

The registered office of the Company is located at Hoogoorddreef 9, 1101 BA Amsterdam, The Netherlands.

The principal activities of the Company are (indirect) holding and financing activities of Bureau van Dijk Electronic Publishing B.V. and its consolidated subsidiaries. The Company and its consolidated subsidiaries are collectively referred to as ‘the Group’. The principal activities of the consolidated subsidiaries were the electronic publishing of business information in exchange for annual subscription. The Group specialises in adding value to data supplied by world-renowned organisations and creating easy-to-use and flexible information products. The Group has offices in 24 countries. The Group’s consolidated subsidiaries are disclosed as part of the related parties disclosures.

Basis of Accounting

This report consists of the unaudited condensed consolidated interim financial statements for the period ended June 30, 2017. These are presented in thousands of euros, the Company’s functional currency, unless indicated otherwise.

The condensed consolidated interim financial statements for the six months period have been prepared in accordance with IAS 34 Interim Financial Reporting.

The significant accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied in the Company’s consolidated IFRS financial statements as at and for the year ended December 31, 2016.

The condensed consolidated interim financial statements have been prepared on a historical cost basis, except for the measurement of derivative financial instruments. This report should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016 as disclosed in the Annual Report 2016.

Going concern basis of accounting

Management performed an assessment of the going concern of the Group. During the financial period the Group recorded losses as a result of net interest expenses. The operating income over the period amounts to EUR 35.2 million and the operating cash flow amounts to EUR 65.8 million. Furthermore, the Group’s current assets exceeds its current liabilities, excluding deferred revenue and prepayments and deferred costs, by EUR 86.1 million. As of June 30, 2017 and December 31, 2016 the Group did meet all covenants related to loans from the banks. Following the acquisition by Moody’s Corporation on August 10, 2017, all external loans have been repaid.

The Management of the Group believes that, based on the aforementioned, the cash balances of the Group, the repayment schedule of the loans and the cash expected to derive from operational activities, the Group will be able to repay its liabilities when they mature. Therefore the condensed consolidated interim financial statements were prepared on the assumption that the Group will continue as going concern.

Use of Estimates and Assumptions

Estimates and assumptions

In preparing these condensed consolidated interim financial statements, management has made estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised prospectively.

The key assumptions concerning the future and other key sources of estimation uncertainty at the Statements of financial position dates, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

Impairment of Goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the ‘value in use’ of the cash-generating units to which the goodwill is allocated. Estimating a value in use amount requires management to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. No events have been identified by management in the first half of 2017 that required management to perform an update of the impairment tests as mentioned in the Annual report 2016.

Capitalised development costs

Development costs are capitalised as intangible assets in accordance with the accounting policy mentioned in significant accounting policies. Initial capitalisation of costs is based on management’s judgment that technological and economic feasibility is confirmed. In determining the amounts to be capitalised management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits.

Capitalised customer portfolio, databases and technology

Portfolios of customers, databases and technology have been capitalised as intangible assets as part of the acquisition of Hellios Holdings B.V. in 2014. These assets are amortised on a straight line basis over the estimated useful lives. Management judgment is required in monitoring changes in the business operations and performance deviations from the (initial) business forecasts that might trigger for impairment testing.

Deferred Tax Assets

Deferred tax assets are recognised for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The Group has not valued deferred taxes.

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. All assets and liabilities for which a fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 – Inputs for the asset or liability that are not based on observable market data (Unobservable inputs).

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

If the inputs to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Financial Instruments

Fair Values and Risk Management

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	June 30, 2017
	Carrying amount				Fair value
	Held- for- trading	Loans and receivables	Other financial liabilities	Total	(level 1)	(level 2)	(level 3)	Total
	EUR 000	EUR 000	EUR 000	EUR 000	EUR 000	EUR 000	EUR 000	EUR 000
Financial assets measured at fair value
Interest rate swaps, caps, floors	—	—	462	462	—	462	—	462

	—	—	462	462

Financial liabilities measured at fair value
Interest rate swaps, caps, floors	—	—	(6,752)	(6,752)	—	(6,752)	—	(6,752)

	—	—	(6,752)	(6,752)

Financial liabilities not measured at fair value
Interest-bearing loans	—	—	(1,935,691)	(1,935,691)	—	(1,935,691)	—	(1,935,691)

	—	—	(1,935,691)	(1,935,691)

	December 31, 2016
	Carrying amount				Fair value
	Held- for- trading	Loans and receivables	Other financial liabilities	Total	(level 1)	(level 2)	(level 3)	Total
	EUR 000	EUR 000	EUR 000	EUR 000	EUR 000	EUR 000	EUR 000	EUR 000
Financial assets measured at fair value
Interest rate swaps, caps, floors	—	—	837	837	—	837	—	837

	—	—	837	837

Financial liabilities measured at fair value
Interest rate swaps, caps, floors	—	—	(9,741)	(9,741)	—	(9,741)	—	(9,741)

	—	—	(9,741)	(9,741)

Financial liabilities not measured at fair value
Interest-bearing loans	—	—	(1,889,236)	(1,889,236)	—	(1,889,236)	—	(1,889,236)

	—	—	(1,889,236)	(1,889,236)

All of the above assets and liabilities have been valued as per period end. For all other financial assets and liabilities the fair value approximates the carrying value. There have been no transfers between the fair values during both financial periods.

Measurement of Fair Values

The following shows the valuation techniques used in measuring Level 2 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

For interest swaps the Market comparison technique is used. The fair values are based on broker quotes. Similar contracts are traded in an active market and the quotes reflect the actual transactions in similar instruments. There are no significant unobservable inputs related to this technique.

Financial instruments not measured at fair value

For the interest bearing loans the discounted cash flows model is used. The valuation model considers the present value of expected payment, discounted using a risk adjusted discount rate.

Financial Risk Management Objectives and Policies

The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended December 31, 2016. The Group’s principal financial instruments comprise trade receivables, trade payables, long and short-term loans and cash. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

It is the Group’s policy that no speculative trading in financial instruments shall be undertaken.

The main risks arising from the Group’s financial instruments are credit risk, interest rate risk, liquidity risk and foreign currency risk. The Group uses derivative financial instruments such as interest rate swaps to hedge its risks associated with interest rate fluctuations. The fair value of the derivative financial instruments in use for this purpose as per December 31, 2016, is determined based on quotes obtained from the counterparty. As such, these derivative financial instruments classify as ‘level 2’ under IFRS 7.

Credit risk exposure

The Group’s maximum exposure to credit risk, in the event the counter parties fail to perform their obligations as of period end in relation to each class of recognised financial assets, is the carrying amount of those assets as indicated in the Statement of financial position.

Significant concentrations of credit risk

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counter parties whose aggregate credit exposure is significant in relation to the Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines, and transactions are entered into with diverse creditworthy counter parties, thereby mitigating any significant concentration of credit risk.

Interest rate risk

The Group is exposed to interest re-pricing rate risk, as interest-bearing bank loans and borrowings have been granted at variable rates. In November 2014 the Group entered into interest rate swaps and interest rate caps for the loans with variable interest rates denominated in EUR, USD and GBP. The notional amounts of the Group’s interest rate derivatives effective as per June 30, 2017, amount to EUR 348 million, USD 104 million and GBP 96 million (2016: amount to EUR 354 million, USD 116.6 million and GBP 101.7 million).

The contract periods for the swaps entered into in November 2014 and runs between November 24, 2014 and September 23, 2019.

The following table demonstrates the sensitivity to a reasonable possible change in interest rates, if there were no interest rate swaps and collars with all other variables held constant, of the Group’s profit before tax (through the impact on floating rate borrowings). There is no impact on the Group’s equity.

Interest rate risk	Change in interest rate	June 30, 2017 EUR 000	Change in interest rate	December 31, 2016 EUR 000
EUR	-1%	2,423,917	-1%	5,023,177
GBP	-1%	583,499	-1%	1,356,202
USD	-1%	705,548	-1%	1,547,597

Total impact		3,712,964		7,926,976

EUR	+1%	(2,423,917)	+1%	(5,023,177)
GBP	+1%	(583,499)	+1%	(1,356,202)
USD	+1%	(705,548)	+1%	(1,547,597)

Total impact		(3,712,964)		(7,926,976)

The following table demonstrates the sensitivity to a reasonable possible change in interest rates, taking into account the interest rate swaps and collars with all other variables held constant, of the Group’s profit before tax (through the impact on floating rate borrowings). There is no impact on the Group’s equity.

Interest rate risk	Change in interest rate	June 30, 2017 EUR 000	Change in interest rate	December 31, 2016 EUR 000
EUR	-1%	644,345	-1%	1,901,950
GBP	-1%	64,694	-1%	748,033
USD	-1%	124,048	-1%	266,222

Total impact		833,087		2,916,205

EUR	+1%	(644,345)	+1%	(1,901,950)
GBP	+1%	(64,694)	+1%	(748,033)
USD	+1%	(124,048)	+1%	(266,222)

Total impact		(833,087)		(2,916,205)

Hedges on interest rates

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates related primarily to the Group’s long term debt obligations with floating interest rates. The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings.

The hedge contract has imposed hedging before December 22, 2014 an aggregate 50% of the senior facilities and the second lien facilities over a minimum three years maturity from closing. To manage this, the Group enters into interest rate swaps and caps. The Group’s policy is to hedge 75% of the senior and 2nd lien borrowings for a period of 5 years from closing; to manage this, the Group enters into interest rate swaps and caps. For the hedge strategy the Company chose a three year swap, a two year cap and a repurchase of the 1% floor on EURIBOR / LIBOR for the second lien facilities.

Group capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise shareholder value and respect its obligation under its financing documentation.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. The Group monitors capital using net debt to EBITDA ratio. These ratios are calculated based on the same accounting policies as used in these financial statements, as disclosed in note 4 significant accounting policies.

Under the debt covenant, the net debt to EBITDA ratio is required to remain below the contractual agreed covenant of 9.00 per December 2016. As at December 31, 2016 the net debt to EBITDA ratio of the Group equals 5.60, and therefore the Group meets the mentioned covenant.

Loans and Borrowings

	June 30, 2017	December 31, 2016
	EUR 000	EUR 000
Bank loans	716,940	751,786
Shareholder loans	1,218,751	1,137,450

Total	1,935,691	1,889,236

Movements in interest-bearing bank loans during the periods are as follows:

EUR 000
Balance at January 1, 2016	813,201
Additions	155,000
Repayment of senior facilities USD & GBP	(201,636)
Effect of movements in exchange rates on loans	(18,503)
Accretion issue costs	3,724

Balance at December 31, 2016	751,786

Additions	115,023
Repayment of senior facilities USD, GBP & EUR and repayment of second lien EUR	(142,928)
Effect of movements in exchange rates on loans	(13,748)
Accretion issue costs	6,807

Balance at June 30, 2017	716,940

Movements in interest-bearing shareholders loans during the periods are as follows:

EUR 000
Balance at January 1, 2016	988,735
Interest expenses added to loans	148,715

Balance at December 31, 2016	1,137,450

Interest expenses added to loans	81,301

Balance at June 30, 2017	1,218,751

The repayment dates, by currency denominated loans, of the interest bearing loans can be broken down as follows:

June 30, 2017

External Loans

	EUR loans	GBP loans	USD loans	June 30, 2017
	EUR 000	EUR 000	EUR 000	EUR 000
< 1 year	—	—	—	—
1 – 5 years	477,000	138,225	107,080	722,305
> 5 years	—	—	—	—

Total				722,305

Remaining portion issuance costs				(5,365)

Total balance at June 30, 2017				716,940

Shareholder Loans

	EUR loans	GBP loans	USD loans	June 30, 2017
	EUR 000	EUR 000	EUR 000	EUR 000
< 1 year	—	—	—	—
1 – 5 years	—	—	—	—
> 5 years	1,218,751	—	—	1,218,751

Total				1,218,751

Total balance at June 30, 2017				1,935,691

December 31, 2016

External Loans

	EUR loans	GBP loans	USD loans	2016
	EUR 000	EUR 000	EUR 000	EUR 000
< 1 year	—	—	—	—
1 – 5 years	485,000	146,542	63,973	695,515
> 5 years	—	—	68,443	68,443

Total				763,958

Remaining portion issuance costs				(12,172)

Total balance at December 31, 2016				751,786

Shareholder Loans

	EUR loans	GBP loans	USD loans	2016
	EUR 000	EUR 000	EUR 000	EUR 000
< 1 year	—	—	—	—
1 – 5 years	—	—	—	—
> 5 years	1,137,450	—	—	1,137,450

Total				1,137,450

Total balance at December 31, 2016				1,889,236

The interest bearing loans bear variable interest rates. In November 2014 the Group entered into interest rate swaps, interest rate floors and interest rate caps for the loans with variable interest rates denominated in EUR, USD and GBP. The notional amounts of the Group’s interest rate derivatives effective as per June 30, 2017 amount to EUR 457.0 million, GBP 121.5 million and USD 122.5 million (December 31, 2016: EUR 354.0 million, GBP 101.7 million and USD 116.6 million).

The contract period for the interest rate derivatives entered into in November 2014 runs from November, 2014 till September, 2019. At June 30, 2017 the net negative fair value of the derivative financial instruments amounts to EUR 6.4 million (December 31, 2016: EUR 8.9 million).

The variable interest rate loans bear interest rates plus a margin ranging from 3.25% to 4.25%. The effective interest rates of the loans during 2017 ranged from 3.5% to 15% (2016: from 3.75% to 15.0%).

The interest bearing loans are fully secured through pledges of all bank accounts, receivables, trademarks, copyrights/database rights and shares in consolidated subsidiaries. The loans have covenants related to the net debt to EBITDA ratio. Under this debt covenant, the net debt to EBITDA ratio is required to remain below the contractual agreed covenant of 9.00 per December 31, 2016. Based on the financial position of the Group per year-end, the Group meets the mentioned covenant per June 30, 2017 and 2016.

Derivatives

	June 30, 2017	December 31, 2016
	EUR 000	EUR 000
Fair value of derivative contracts (negative)	(6,752)	(9,741)
Fair value of derivative contracts positive	462	837

Total	(6,290)	(8,904)

Related Party Disclosures

Consolidated subsidiaries

The list of consolidated subsidiaries is as follows:

Name	Country of registration	% owned
• Yellow Maple II B.V.	The Netherlands	100
• Yellow Maple Holding B.V.	The Netherlands	100
• Bureau van Dijk Electronic Publishing B.V.	The Netherlands	100
• Bureau van Dijk Electronic Publishing GmbH	Germany	100
• Bureau van Dijk Electronic Publishing Ltd.	United Kingdom	100
• Zephus Ltd.	United Kingdom	100
• Bureau van Dijk Electronic Publishing Inc.	USA	100
• Bureau van Dijk Editions Electroniques S.A.	Switzerland	100
• Bureau van Dijk Publicaciones Electronicas S.A.	Spain	100
• Bureau van Dijk Electronic Publishing Pte Ltd.	Singapore	100
• Bureau van Dijk Electronic Publishing ApS	Denmark	100
• Bureau van Dijk Editions Electroniques S.A.	Belgium	100
• Bureau van Dijk Editions Electroniques SAS	France	100
• Bureau van Dijk Edizioni Elettroniche S.p.A.	Italy	100
• Bureau van Dijk Electronic Publishing (Beijing) Ltd.	China	100
• Bureau van Dijk Electronic Publishing GmbH	Austria	100
• Bureau van Dijk Electronic Publishing Unipessoal Lda	Portugal	100
• Bureau van Dijk Electronic Publishing AB	Sweden	100
• Bureau van Dijk Electronic Publishing S.A. de CV	Mexico	100
• Bureau van Dijk Electronic Publishing Limited Company	South Korea	100
• Bureau van Dijk Electronic Publishing KK	Japan	100
• Bureau van Dijk Electronic Publishing JLT	Dubai	100
• Bureau van Dijk Electronic Publishing South Africa Proprietary Ltd.	South Africa	100
• Bureau van Dijk Electronic Publishing PTY	Australia	100
• Bureau van Dijk Electronic Publishing Hong Kong Ltd.	Hong Kong	100
• Bureau van Dijk Publicaçao Eletronica LTDA	Brazil	100

Compensation of key management personnel

	June 30, 2017	June 30, 2016
	EUR 000	EUR 000
Short-term employee benefits	663	649
Post-employment pension and medical benefits	—	—

Total	663	649

Compensation of key management personnel for the period ended June 30, 2017 amounts to EUR 757 thousand (2016: EUR 649 thousand). All compensation is of a fixed nature.

Related party transactions

Below amounts relate to services rendered during the period from other companies which are (owned by the) directors, supervisory board members, or shareholders of Yellow Maple 1 B.V:

	June 30, 2017	2016
	EUR 000	EUR 000
DCarnoy SPRL	216	838
Ecosse Enterprises (Singapore) Pte Ltd	0	555
Lansrode BVBA	27	80
CVG Consulting SPRL	25	210
CNC Consult BVBA	48	162
Sama BVBA	60	267
SDMS Consulting SPRL	16	73
Octagram	0	123

Total	392	2,308

The transactions with related parties are at arm’s length.

Events After The Reporting Date

On August 10, 2017, Moody’s Corporation (“Moody’s”) and Moody’s Holdings NL B.V. (the “Buyer”) completed the previously announced acquisition (the “Acquisition”) of Yellow Maple I B.V., an indirect parent company of Bureau van Dijk Electronic Publishing B.V., a provider of business intelligence and company information products, by the purchase of all of the issued and outstanding securities of Yellow Maple I B.V., Yellow Maple Syrup I B.V. and Yellow Maple Syrup II B.V. (collectively, the “Target Companies”) pursuant to the Securities Purchase Agreement (the “SPA”), dated May 15, 2017, by and among Moody’s, the Buyer, the Target Companies, Yellow Maple Coöperatief U.A., Yellow Maple Holding Guernsey Limited, CCP IX LP No. 1, CCP IX LP No. 2, CCP IX Co-Investment LP, Broad Street Principal Investments LLC, HX Luxembourg I S.À. R.L. and the other sellers identified in the SPA.

As at the acquisition date all loans of Yellow Maple I B.V. have been repaid.

$500,000,000 2.625% Senior Notes due 2023

$500,000,000 3.250% Senior Notes due 2028

MOODY’S CORPORATION

OFFER TO EXCHANGE

March 29, 2018